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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1999
                          COMMISSION FILE NO. 333-60405

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                _______________
                         POST-EFFECTIVE AMENDMENT NO 1.


                                   TO FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------
                        IMAGING DIAGNOSTIC SYSTEMS, INC.

             (Exact Name of Registrant As Specified In Its Charter)

       Florida                       3845                    22-2671269
(State of Incorporation) (Primary Standard Industrial      (IRS Employer
                          Classification Code Number)       I.D. Number)

                               6531 NW 18TH COURT

                            PLANTATION, FLORIDA 33313

                                 (954) 581-9800

                       -----------------------------------
                   (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

                           LINDA B. GRABLE, PRESIDENT

                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                               6531 NW 18TH COURT

                            PLANTATION, FLORIDA 33313

                                 (954) 581-9800

            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If the registrant elects to deliver its latest annual report to Security Holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES BEING REGISTERED       AMOUNT TO BE     PROPOSED MAXIMUM     PROPOSED MAXIMUM     AMOUNT OF
                                           REGISTERED       OFFERING PRICE PER   AGGREGATE            REGISTRATION
                                                            SHARE (1)            OFFERING PRICE (1)   FEE
COMMON STOCK, NO PAR VALUE                    5,349,458           $.2969           $1,588,254.08         $ 481.29
COMMON STOCK, NO PAR, ISSUABLE UPON
CONVERSION OF THE SERIES B PREFERRED
STOCK (2)(3)                                 16,016,427           $.2969           $4,755,277.18        $1,440.99
COMMON STOCK, NO PAR, ISSUABLE UPON
CONVERSION OF THE SERIES G PREFERRED
STOCK (2)(3)                                  1,801,803           $.2969             $534,955.31         $ 162.11
COMMON STOCK, NO PAR, ISSUABLE UPON
CONVERSION OF THE SERIES H PREFERRED
STOCK (2)(3)                                  3,038,020           $.2969             $901,988.14         $ 273.33
COMMON STOCK, NO PAR, ISSUABLE UPON
CONVERSION OF THE SERIES I PREFERRED
STOCK (2)(3)                                  5,947,763           $.2969           $1,765,890.83         $ 532.12
COMMON STOCK, NO PAR, ISSUABLE UPON
CONVERSION OF THE CONVERTABLE
DEBENTURE (2)(3)                              4,740,971           $.2969           $1,407,594.29         $ 426.54
COMMON STOCK, NO PAR VALUE, ISSUABLE
UPON EXERCISE OF WARRANTS (2)(3)                190,625           $.2969              $56,596.56          $ 17.15
        TOTAL (4) (5)                        37,085,067           $.2969          $11,010,556.39        $3,336.53

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average bid and ask price of the Registrant's Common Stock on the NASDAQ Electronic Bulletin Board on July 27, 1999. (2) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, this Registration Statement also covers such indeterminable additional shares of Common Stock as may be issuable, as a result of any future anti-dilution adjustments made in accordance with the terms of the Company's Series B, G, H and I Convertible Preferred Stock and the Warrants. In the event that the shares registered hereunder are insufficient to meet the conversion requirement at the actual time of conversion, the Company will file a new registration statement to register the additional shares. (3) Pursuant to the amended terms of the Registration Rights Agreement between the Company and the Series H holder, and the Registration Rights Agreements with the Series B, G, I and the Debenture holders, the amount being registered is 100% of the number of shares that would be required to be issued if the Preferred Stock and Debentures were converted on the day before the filing of the Registration Statement. (4) All of the shares of Common Stock registered herein will be sold by the Selling Security Holders. In the event that the shares registered hereunder are insufficient to meet the conversion requirement at the actual time of conversion, the Company will file a new registration statement to register the additional shares. (5) A filing fee of $4,283.70 was paid in connection with the initial filing of the Registration Statement and Amendment No. 2.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                              CROSS REFERENCE SHEET

FORM S-2 ITEM NUMBERS AND CAPTION                                        HEADING IN PROSPECTUS

1.    FOREPART OF THE REGISTRATION STATEMENT AND

        OUTSIDE FRONT COVER OF PROSPECTUS................................OUTSIDE FRONT COVER PAGE

2.    INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF

        PROSPECTUS.......................................................INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS

3.    SUMMARY INFORMATION AND RISK FACTORS...............................PROSPECTUS SUMMARY; RISK FACTORS

4.    USE OF PROCEEDS....................................................NOT APPLICABLE

5.    DETERMINATION OF OFFERING PRICE....................................PLAN OF DISTRIBUTION

6.    DILUTION...........................................................NOT APPLICABLE

7.    SELLING SECURITY HOLDERS...........................................SELLING SECURITY HOLDERS

8.    PLAN OF DISTRIBUTION...............................................FRONT COVER PAGE; PLAN OF DISTRIBUTION

9.    DESCRIPTION OF SECURITIES TO BE REGISTERED.........................DIVIDEND POLICY, DESCRIPTION OF CAPITAL STOCK

10.   INTEREST OF NAMED EXPERTS AND COUNSEL..............................LEGAL MATTERS AND FINANCIAL STATEMENTS

11.   INFORMATION WITH RESPECT TO THE REGISTRANT.........................DOCUMENTS INCORPORATED BY REFERENCE, RISK FACTORS,
                                                                         PROSPECTUS SUMMARY AND MATERIAL CHANGES

12.   INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..................DOCUMENTS INCORPORATED BY REFERENCE

13.    DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

        SECURITIES ACT LIABILITIES.......................................INDEMNIFICATION OF OFFICERS AND
                                                                         DIRECTORS

14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION........................PART II

15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................PART II

16.   EXHIBITS...........................................................PART II

17.   UNDERTAKINGS.......................................................PART II

18.   FINANCIAL STATEMENTS AND SCHEDULES.................................DOCUMENTS INCORPORATED BY REFERENCE

SUBJECT TO COMPLETION, DATED ________________1999.

PROSPECTUS

                                37,085,067 SHARES

                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                                  COMMON STOCK

THIS PROSPECTUS ("PROSPECTUS") RELATES TO AN AGGREGATE OF 37,085,067 shares (the "Shares") of Common Stock, no par value (the "COMMON STOCK"), OF IMAGING
DIAGNOSTIC  SYSTEMS,  INC.,  A  FLORIDA  CORPORATION  (THE  "COMPANY").  OF  THE
37,085,067 shares of Common Stock, no par value (the "Common Stock") offered hereby, all are being sold by the Selling Security Holders. See "Selling Security Holders". We will not receive any of the proceeds from the sale of Common Stock by the Selling Security Holders.

The Common Stock is traded on the OTC Bulletin Board under the symbol "IMDS". On October 20, 1999, the closing bid price of the Common Stock as reported on the OTC Bulletin Board was $.105.

The Shares are held or will be acquired by certain persons ("Selling Security Holders") named in this Prospectus. The Shares covered hereby include (i) 16,016,427 shares of Common Stock underlying the Series B Preferred; (ii) 1,801,803 shares of Common Stock underlying the Series G Preferred; (iii) 3,038,020 shares of Common Stock underlying the Series H Preferred Stock; (iv) 5,947,763 shares of Common Stock underlying the Series I Preferred Stock; (v)
4,740,971 shares of Common Stock underlying the Convertible Debentures; (vi) 4,426,242 Shares of Common Stock that were issued upon conversion of previously-issued shares of Series F, G and I Convertible Preferred Stock and
(vii) 1,026,000 shares of Common Stock that were issued pursuant to private placements (iv) 190,625 Shares of Common Stock which may be issued in connection with the exercise of the Warrants. The number of Common Stock underlying the Preferred Shares and Convertible Debenture were calculated as if the Preferred Shares and Debenture were converted on the day before the filing of the Registration Statement of which this Prospectus is a part (the "Registration Statement") See "Risk Factors" and "Selling Security Holders".

The Common Stock, Preferred Shares, Debentures and Warrants, including the underlying Common Stock were acquired or will be acquired by the Selling Security Holders in various transactions, all of which were or will be exempt from the registration provisions of the Securities Act of 1933, as amended (the "1933 Act"), including sales by the Company in private placements and Regulation S transactions, the exercise of warrants by certain of the Selling Security Holders and the conversion of convertible Preferred Stock held by certain of the Selling Security Holders.

The Selling Security Holders may, from time to time, sell the Shares on the OTC Bulletin Board, or on any other national securities exchange or automated quotation system on which the Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers, or dealers. See "Plan of Distribution".

We will receive no part of the proceeds of any sales made by the Selling Security Holders hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by the Selling Security Holders. See "Selling Security Holders".

The Selling Security Holders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts paid or given to any such broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act.

The Shares have not been registered for sale by the Company or by the Selling Security Holders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the States in which transactions occur or the existence of any exemption from registration.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                               6531 NW 18TH COURT

                            PLANTATION, FLORIDA 33313

                                 (954) 581-9800

THE DATE OF THIS PROSPECTUS IS JULY___, 1999

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED IN THIS DOCUMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Security Holders", "Plan of Distribution" and "Description of Capital Stock".

We will not be responsible for the payment of any underwriting discounts, commissions or expenses that may be payable or applicable in connection with the sale of such Shares by the Selling Security Holders. The Shares offered in the prospectus will be sold from time to time at the then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices.

This  Prospectus  may  be  used  by  the  Selling  Security   Holders,   or  any
broker-dealer who may participate in sales of the Common Stock covered hereby.

THE SECURITIES OFFERED IN THE PROSPECTUS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD BE PREPARED TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT. INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT SHOULD NOT PURCHASE THESE SECURITIES. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THESE SECURITIES.

                              AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered in the prospectus. This Prospectus, which is Part I of the Registration Statement, constitutes a part of the Registration Statement and does not contain all of the information set forth therein. Any statements contained in the registration statement concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, with exhibits, may be obtained from the Commission's office in Washington, DC (at the above address) upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charge.

We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, DC 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, NW, Washington, DC 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, such as the Company. The address of such site is http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company incorporates by reference herein the following documents filed with the Commission pursuant to the Exchange Act (the "34 Act"):

1. The Company's Annual Report on Form 10-KSB for the year ended June 30, 1998, filed on October 13, 1998, amended on April 12, 1999 and July 23, 1999.
2. The Company's Annual Report on Form 10-KSB for the year ended June 30, 1999, filed on October 12, 1999.
3. The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters as follows:
              (a) March 31,  1999,  filed May  20,1999  and  amended on July 22,
              1999,
              (b) December 31, 1998, filed on February 19,1999 and amended on May 21, 1999
              (c) September 30, 1998, filed on November 13, 1999 and amended on April 21, 1999.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is incorporated or is deemed incorporated by reference in this Prospectus or in a supplement hereto modifies or supersedes such statement.

This prospectus is accompanied by a copy of the Company's latest form 10-KSB. We will provide upon request, without charge, to each person to whom a prospectus is delivered, a copy of the documents incorporated by reference, (not including exhibits unless the exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Such requests should be made to:President, Imaging Diagnostic Systems, Inc., 6531 NW 18th Court, Plantation, Florida 33313. Telephone number (954) 581-9800.

THIS PROSPECTUS AND THE DOCUMENTS REFERRED TO CONTAIN CERTAIN FORWARD LOOKING STATEMENTS CONCERNING THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. WE CANNOT GUARANTEE THAT THE INFORMATION PRESENTED WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INTENDED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING
POSSIBILITIES:  (1)  COMPETITIVE  PRESSURE IN THE COMPANY'S  INDUSTRY  INCREASES
SIGNIFICANTLY; (2) DELAYS, COSTS OR DIFFICULTIES RELATED TO OBTAINING THE APPROVAL OF THE FOOD AND DRUG ADMINISTRATION ("FDA") FOR THE SALE AND MARKETING OF THE COMPANY`S COMPUTED TOMOGRAPHY LASER MAMMOGRAPHY ("CTLM(TM)") DEVICE ARE GREATER THAN EXPECTED; (3) MARKET ACCEPTANCE OF THE CTLM(TM); AND (4) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS, WHICH COULD AFFECT THE FINANCIAL CONDITION OF THE COMPANY, IS INCLUDED IN THE SECTION HEREIN ENTITLED "RISK FACTORS".

                               PROSPECTUS SUMMARY

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

THE COMPANY

OVERVIEW

Imaging Diagnostic Systems, Inc. is a medical technology company that has developed and is testing a Computed Tomography Laser Mammography ("CTLM(TM)") for detecting breast cancer through the skin in a non-invasive procedure. The CTLM(TM) employs a high-SPeed pico-second pulsed titanium sapphire laser and proprietary scanning geometry and reconstruction algorithms to detect and analyze tissue in the breast for indicia of malignancy or benignancy. The components of the laser system are purchased from two unaffiliated parties and assembled and installed into the CTLM(TM) by the Company.

In connection with the CTLM(TM) clinical investigational trials, we are developing a clinical atlas of the optical properties of benign and malignant tissues with respect to absorption and scattering parameters as laser light pulses pass through the tissue. The CTLM(TM) is designed to provide the physician with objective data for interpretation and further clinical work-up. Accordingly, we believe that the CTLM(TM) will improve early diagnosis, reduce diagnostic uncertainty, and decrease the number of biopsies performed on beniGN lesions.

HISTORY

During the first year of operations, we researched the interaction between high speed, rapid pulsed (Ti-Sapphire) laser technology and various detection technologies associated with standard computed tomographic ("CT") schemes. This research was based upon a prototype that was developed by Richard Grable, our Chief Executive Officer, prior to his association with the Company. During June of 1995, Mr. Grable filed a patent for his prototype, which was able to create images of a breast. We refined various software and hardware configurations and components of the device based on these first images and filed a total of twelve ancillary United States patents since 1996.

In November 1995, we began discussions with Strax Breast Diagnostic Institute to conduct clinical trials at their facility. The original CTLM(TM) prototype used an Argon pump laser, which required a 6-ton water chiller. The landlord of the Strax office building was unwilling to allow us to install this chiller on the roof because of its weight and its potential to leak water. In December 1995, we learned of a new type of pump laser using diodes being developed by Spectra Physics Lasers. This new laser was powered by a standard 110-volt outlet and only required a small portable chiller to cool the crystal. Rather than continuing to develop the CTLM(TM) with a laser that required massive cooling we decided to wait for delivery of the first Solid State Diode Pump laser package from Spectra-Physics. The lasers were delivered on January 24, 1996. Because it was the first of its kind, many modifications had to be made by Spectra-Physics field engineers to the lasers before it would operate to specification. We immediately began re-engineering the CTLM(TM) to integrate this new laser into its system.

After extensive testing of the laser system, we designed and built two pre-production CTLM(TM) scanners, one of which would be installed at Strax. In addition to the change in lasers, modifications were made in both the detection scheme and software.

On December 12, 1995, we had a preliminary meeting with the Food and Drug Administration to generally discuss the approach we would take to obtain marketing clearance for our CTLM(TM. We were advised that we would need to submit and have approved a pre-market approval application ("PMA") in order to obtain marketing clearance for the device. We were also advised that we would need to submit an investigational device exemption ("IDE") application to the FDA in order to commence human clinical trials of the device. An IDE allows a company to conduct human clinical trials without filing an application for marketing clearance.

We submitted our IDE application on January 8, 1996, and it was approved February 9, 1996. During calendar year 1996, among other matters, we further refined the detection scheme and laser power configuration in order to obtain substantially better image quality. In order to incorporate the changes, we were required to submit to the FDA an amendment to our IDE application. Pursuant to the IDE, as amended, we were authorized to scan 50 patients at the Strax Breast Diagnostic Center in Lauderhill, Florida, and 20 additional patients at our in-house facility. The CTLM(TM) was installed at Strax in November 1996, and three patients were scanneD. After scanning the three patients at Strax, we learned of a different type of laser, which could be used in conjunction with the new Solid State Diode Pump laser package from Spectra-Physics. We believed that this additional laser component would greatly increase the performance and image quality of the CTLM(TM). We halted the clinical investigational trials at Strax in December 1996 and plannED to resume the study after the second system modification.

Strax, a not-for-profit corporation, requested a donation of $5,000 to be used to purchase needed medical equipment for the institute, which we paid on December 31, 1996. Because of the extensive re-engineering and design and the delay in receiving the new laser components to be integrated into the system, we were unable to complete and test the new system in a timely manner. In fact, the first of these new components was not received until October 1997. Strax was unwilling to wait until the engineering modifications were completed unless it received compensation for the CTLM(TM) remaining on its premises. In light of the fact that tHE owners of Strax were in the process of selling the center and one of the proposed purchasers was a potential competitor, we declined to pay any additional compensation. In November 1997, Strax requested that the CTLM(TM) be removed from its premises. The CTLM(TM) was removed from Strax in November 1997. On May 20, 1998, our termination of the IDE protocol and our final report was accepted by the FDA.

In February 1996, we entered into a letter of intent with an independent distributor to place a CTLM(TM) at the Moscow ResearCH Institute for Diagnostics. The letter of intent is still in place however, due to the further advances in laser technology the purchase of the new laser system, the modification and redesign of the CTLM(TM) hardware and software, the actual placement has beEN delayed.

In February 1997, we announced that the Institutional Review Board of Columbia JFK Medical Center located in Atlantis, Florida, approved its request to participate in the first phase of the clinical trials. Our liaison person and proposed principal investigator was Dr. Donna M. Gallagher. After Dr. Gallagher relocated, we did not pursue further involvement at the hospital.

In June 1998, our second IDE was granted. We were authorized to scan 20 patients at our in-house facilities in Plantation, Florida and upon FDA approval, at three additional clinical sites. On September 1 and September 10, 1998, we formally submitted the first and second series of the 20 patient in-vivo (human) images and corresponding interpretation data to the FDA.

The FDA responded to the submission on October 1998, asking that we limit future submissions to significant findings, milestones, annual reports, or changes that may affect the safety of the CTLM(TM). We scanned 20 women at our in-house facility. These scaNS produced no significant findings, milestones or changes that would effect the safety of the CTLM(TM) so there were no additionAL submissions except for the request to expand the study to Nassau County Medical Center.

We requested that we be permitted to expand the scope of the study to include a medical facility where access to women with breast cancer was more practical. Nassau County Medical Center was chosen because of the unusually high incidence of breast cancer in the population they serve. It is reported that 1 woman in 7 will experience breast cancer if they live in this geographic area. Also Nassau County represented that they performed a significant number of breast surgeries each week, which we expected to provide a relatively constant supply of histologically confirmed cases.

On January 14, 1999, we received notice that the IDE application to extend the in-vivo study to Nassau County Medical Center was conditionally approved. We immediately supplied the additional documentation required by the FDA, and the conditions were complied with. The IDE application was limited to one institution (Nassau County Medical Center) and 275 subjects. We had originally intended to have the CTLM(TM) positioned at Nassau County Medical Center no later than mid February 1999, however due to renovations AT Nassau County Medical Center, the delivery of the CTLM(TM) was postponed until the renovations were complete. On March 3, 1999 tHE CTLM(TM) system was shipped to Nassau County Medical Center. After several administrative problems, on June 21, 1999, we receivED written representation from Nassau County that we could begin the clinical investigational trials pursuant to the original IDE and the payment of reasonable and customary charges for a three-month study. On July 8, 1999, Nassau County began scanning patients for the clinical investigational trials.

On June 12, 1997, we were advised by patent counsel that Mr. Grable's patent, filed June 5, 1995, "Diagnostic Tomographic Laser Imaging Apparatus" was granted with 4 independent and 24 subordinate claims. The independent claims serve to provide an overall outline of the disclosure of the invention. The subordinate claims provide additional information to identify pertinent details of the invention as they relate to the respective specific independent claim.

In May 1998, we, realizing that we had no formal written agreement in place with Mr. Grable, immediately began negotiating with Mr. Grable for the exclusive use of the patent. In June 1998, a written agreement was entered into. See "Cautionary Statements-Dependence on Patent Licensed by Founder; Dependence on Patents and other Proprietary Information", "Business-Patent" and "Business-Patent License Agreement".

In January 1997, we applied for a patent for a fluorescence imaging scanner. We have received Issue Notification indicating that the Patent was issued on September 14, 1999, as Patent No 5,952,664.

At present, we have also entered into discussions with several hospitals, which are located throughout the United States for potential clinical test sites. We have received oral approvals of the protocol and site plan from three of the proposed clinical sites. In order to expand our clinical trials to other sites, the IDE application for Nassau County will have to be amended by supplying the required documentation i.e. the protocol, signed investigator agreement, IRB approvals and the informed consent form. Once a formal commitment has been obtained and the IDE approved by the FDA, these sites will become operational. See Item 6. "Management's Discussion and Analysis of Financial Condition and Results of Operations-Cautionary Statements-Government Regulation" and Item 1. "Business-Regulatory and Clinical Status-United States/FDA" and "Business Government Regulations"

We intend to perform studies at three or more hospitals each of which will follow the same IDE protocol, as amended, for 275 volunteers to acquire effectiveness data on 1,100 women. Of these, 400 will be selected for actual submission. The reason for the plan to scan 1,100 women instead of only 400 is that volunteers in these kinds of programs for various reasons may withdraw from the study. These volunteers may not have a histological confirmation of their respective condition, for example a woman dies before her surgery, or other reason. Additionally, we plan to develop an atlas of clinical examples on CD-ROM for teaching purposes. With a large number of examples of each breast condition typically encountered, the atlas is expected to be of greater value.

Due to the delays in obtaining the new laser system, the delays in the modification and redesign of the CTLM(TM) and the delay in the commencement of the Nassau County clinical investigational trials, we are unable to determine when we anticipate receiving FDA marketing clearance. Moreover, due to these delays, we are unable to determine when we will begin to generate revenue. See "Risk Factors", "Management Discussion and Analysis of Financial Condition and Results of Operations", "Business-Regulatory and Clinical Status-United States/FDA" and Business Government Regulations".

Our executive offices are located at 6531 NW 18th Court, Plantation, Florida 33313. Our telephone number is (954) 581-9800.

THE OFFERING

SECURITIES OFFERED BY SELLING SECURITY HOLDERS

         COMMON STOCK (12)                                       37,085,067

EQUITY SECURITIES OUTSTANDING

         COMMON STOCK                                         49,075,445 (2)
         SERIES B PREFERRED SHARES                                   390
         SERIES G PREFERRED                                           38
         SERIES H PREFERRED                                           68
         SERIES I PREFERRED                                          138
         WARRANTS                                                508,125 (3)
         OPTIONS                                               4,128,371 (3)


2 Does not include shares of Common Stock underlying the conversion privileges in the Series B, G, H and I Convertible Preferred Shares and the Debenture
which, for the purpose of this Prospectus, are estimated at 16,016,427, 1,801,803, 3,038,020 5,947,763 and 4,740,971 respectively, warrants and options to purchase 508,125 and 4,128,371 shares respectively. See "Sales of Unregistered Securities"

3 The options were issued in connection with the Company's Stock Option Plan and/or in connection with Employment Agreements. The exercise price of the options range from $.55 to $4.35 per share. The warrants were issued to consultants, finders, and private placement investors. The exercise price of the warrants range from $1.09 to $5.00.
------------------------------------------


TRADING SYMBOL                          IMDS

USE OF PROCEEDS                         We will not receive any proceeds from
                                        the sale of Common Stock by the
                                        Selling Shareholders.

RISK FACTORS                            An investment in the securities
                                        offered in the prospectus involves a
                                        high degree of risk.  Prospective
                                        investors should review carefully
                                        and consider the factors described in
                                        "Risk Factor"


                                  RISK FACTORS

THE SECURITIES OFFERED IN THE PROSPECTUS ARE HIGHLY SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THEREFORE EACH PROSPECTIVE INVESTOR SHOULD CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS PRIOR TO THE PURCHASE OF ANY OF THE SECURITIES OFFERED IN THE PROSPECTUS.

LIMITED OPERATING HISTORY; CONTINUING OPERATING LOSSES

1) Pusuant to the terms of the Registration Rights Agreements between the Company and the Preferred and Debenture holder, the amount being registered and included herein is 100% of the number of shares that would be required to be issued if the Preferred Stock and Debenture were converted on the day before the filing of the Registration Statement. We believe that it is a good faith estimate of the number of shares needed for conversion. In the event that additional shares are needed to meet conversion requirements, we will file a new registration statement to register the additional shares. See "Sales of Unregistered Securities".
2) Does not include shares of "Common Stock Securities"

We have a limited history of operations. Since its inception in December 1993, we have been engaged principally in the development of the CTLM(TM), which has not been approved for sale in the United States. In addition, we have not applied to the FDA for export approval for foreign sales. Consequently, we have little experience in manufacturing, marketing and selling its products. We currently have no source of operating revenue and have incurred net operating losses since its inception. At June 30, 1999, we had an accumulated deficit of approximately $35,092,999, after discounts and dividends on Preferred Stock. Such losses have resulted principally from costs associated with research and development and clinical trials and from general and administrative costs associated with our operations. We expect operating losses will increase for at least the next several years due principally to the anticipated expenses associated with the pre-market approval process for the CTLM(TM) device, the anticipated commercialization of tHE CTLM(TM), development of, and clinical trials for, the CTLM(TM)and other research and development activities. See "Management Discussion and Analysis of Financial Condition and Results of Operations in Form 10-KSB for the fiscal year ending June 30, 1999 incorporated by reference".

UNCERTAINTY OF FUTURE PROFITABILITY; GOING CONCERN OPINION RECEIVED FROM INDEPENDENT AUDITORS

Our ability to achieve profitability will depend in part on our ability to obtain regulatory approvals for its CTLM(TM), develop the capacity to manufacture and market the CTLM(TM), either by itself or in collaboration with others and market acceptance of the CTLM(TM). There can be no assurance if and when we will receive regulatory approvals for the development and commercial manufacturing and marketing of the CTLM(TM) or achieve profitability. In addition, successful completion of our development program and its transitioN, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support our cost structure. Accordingly, the extent of future losses and the time required to achieve profitability are highly uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Statements in Form 10-KSB for the fiscal year ending June 30, 1999 incorporated by reference".

We have received an opinion from our auditors stating that the fact that we have suffered substantial losses and have yet to generate an internal cash flow raises substantial doubt about our ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Statements in Form 10-KSB for the fiscal year ending June 30, 1999 incorporated by reference".

UNCERTAIN ABILITY TO MEET CAPITAL NEEDS

We will require substantial additional funds for clinical testing of the CTLM(TM) device, research and development programs, pre-clinical and clinical testing of other proposed products, regulatory processes, manufacturing and marketing programs and operating expenses (including general and administrative expenses). Our future capital requirements will depend on many factors, including the following: the progress of its research and development projects; the progress of pre-clinical and clinical testing; the time and cost involved in obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; competing technological and market developments; changes and developments in our existing collaborative, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that we may establish; and the development of commercialization activities and arrangements. Moreover, our fixed commitments, including salaries and fees for current employees and consultants, equipment rent, payments under license agreements and other contractual commitments, are substantial and would increase if additional agreements are entered into and additional personnel are retained. We do not expect to generate a positive internal cash flow for at least several years due to expected increases in capital expenditures, working capital needs, and ongoing losses, including the expected cost of commercializing the CTLM(TM) device. HoweveR, our cash requirements may vary materially from those now planned due to the progress of research and development programs, results of clinical testing, relationships with strategic partners, if any, changes in the focus and direction of our research and development programs, competitive and technological advances, the FDA and foreign regulatory processes and other factors.

We need additional capital to fund our operations, and are seeking to obtain additional capital through debt or equity financing, or collaborative licensing or other arrangements with strategic partners. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result, and future investors may be granted rights superior to those of existing stockholders. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. We have already granted a mortgage on our corporate property as security for the convertible debenture and therefore, in all likelihood, would be unable to use such property to collateralize any additional financing. Insufficient funds may prevent us from implementing our business strategy and will require us to further delay, scale back or eliminate certain of its research, product development and marketing programs; and may require us to license to third parties rights to commercialize products or technologies that we would otherwise seek to develop itself, or to scale back or eliminate its other operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Statements in Form 10-KSB for the fiscal year ending June 30, 1999 incorporated by reference", "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" "Sale of Unregistered Securities-Private Placement of Common Stock", and "Sale of Unregistered Securities-Equity Line of Credit", "Sale of Unregistered Securities-Equity Line of Credit", "Description of Securities" and "Financial Statements".

UNCERTAINTY OF FDA MARKETING CLEARANCE FOR THE CTLM(TM)

In November  1997,  our clinical  site at Strax Breast  Diagnostic  Institute in
Lauderhill, Florida was closed. In December 1997, the FDA granted approval to include specific studies on augmented breasts as part of our extensive in-house study of the CTLM(TM). We weRE granted, in June 1998, our second investigational device exemption ("IDE") to conduct clinical trials. An IDE allows a company to conduct human clinical trials without filing an application for marketing clearance. We were authorized to scan 20 patients at our in-house facilities in Plantation, Florida and upon FDA approval, at three additional clinical sites. On September 1 and September 10, 1998, we formally submitted the first and second series of the 20 patient in-vivo (human) images and corresponding interpretation data to the FDA. On January 14, 1999, we received notice that the IDE application to extend the in-vivo investigational device study to Nassau County Medical Center was conditionally approved. This IDE application is limited to one institution (Nassau County Medical Center) and 275 subjects. We had originally intended to have the CTLM(TM) positioned at Nassau County Medical Center not later than mid February, however due to renovations at Nassau County Medical Center, the delivery of the CTLM(TM) was postponed until suCH time as the renovations were complete. On March 3, 1999 the CTLM(TM) was shipped to Nassau County Medical Center and was installeD, calibrated, and ready to scan on April 19, 1999. Due to unforeseen problems at the Nassau County facility, which are discussed in detail in "Business-Clinical and Regulatory Status", the clinical investigational trials did not begin until July 8, 1999. The testing is designed to develop diagnostic criteria for CTLM(TM) images. We have entered into discussions with several hospitals, whiCH are located throughout the United States for potential clinical test sites. We have received written approval of the protocol and site plan from one of the proposed clinical sites. We have forwarded the approved IDE protocol to the FDA for their approval to expand the clinical investigational trial. The remaining proposed sites have indicated an interest in participating in the our clinical trials, however we do not anticipate a formal response for 30 to 40 days. We believe that we will be able to expand the clinical testing to these areas upon FDA approval. At the conclusion of the clinical trials we will submit the PMA. If and when accepted for filing by the FDA, it will be designated for review under the FDA's Expedited Review policy. There can be no assurance, however, that such Expedited Review status will be maintained or result in a more expeditious approval, or approval at all. See "Government Regulation; No Assurance of Regulatory Approval".

Conducting clinical trials will require the expenditure of substantial additional funds, which we do not currently have available. Furthermore, there can be no assurance (i) that results obtained in any additional trials will be consistent with the results obtained in trials conducted by us to date, (ii) that results obtained in any clinical trial or series of clinical trials will be consistent among all study sites, (iii) that results obtained in clinical trials conducted with U.S. study populations will be consistent with results obtained in studies conducted in Europe or other locations outside of the U.S., or (iv) that any such results, or the filing of the PMA will be accepted by the FDA. There can be no assurance that the FDA or other regulatory approvals for the CTLM(TM) device will be granted on a timely basis, or at all. Failure to obtain FDA clearance to market the CTLM(TM) device WOuld have a material adverse effect on our business, financial condition, cash flows, and results of operations.

PENNY STOCK REGULATIONS AND RESTRICTIONS

The Securities Exchange Commission (the "Commission") has adopted regulations, which generally define Penny Stocks to be an Equity Security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. At present, the market price of our Common Stock is substantially less than $5.00 per share and therefore may be designated as a "penny stock" pursuant to the rules under the Securities Exchange Act of 1934, as amended. Such a designation requires any broker or dealer selling such securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser, and determine that the purchaser is reasonably suitable to purchase such securities. These rules may restrict the ability of Broker / Dealers to sell our Common Stock and may affect the ability of Investors to sell their Shares. The issuance of large amounts of Common Stock upon conversion and the subsequent sale of such shares may further depress the price of the Common Stock. In addition, since each new issuance of Common Stock dilutes existing shareholders, the issuance of substantial additional shares may effectuate a change of control of the Company. Moreover, since our Common Stock is traded on the NASDAQ over-the-counter bulletin board market, investors may find it difficult to dispose of or obtain accurate quotations as to the value of the Company's Common Stock. See "Business-NASDAQ Listing" and "Market Price of Securities and Related Stockholders Matters".

POSSIBLE VOLATILITY OF STOCK PRICE

The price of our Common Stock has fluctuated substantially since it began trading on the OTC Bulletin Board in September 1994. The market price of the shares of the Common Stock, like that of the Common Stock of many other medical device companies, is likely to continue to be highly volatile. Factors such as the timing and results of clinical trials by the Company or its competitors, governmental regulation, healthcare legislation, equity or debt funding, developments in patent or other proprietary rights of the Company or its competitors, including litigation, fluctuations in our operating results, and market conditions for medical device company stocks and life science stocks in general, could have a significant impact on the future price of the Common Stock. Our stock is currently traded on the OTC Bulletin Board. We are seeking to be in compliance with NASDAQ Small Cap Market Listing Requirements, however, at present does not meet NASDAQ listing requirements. The trading of our Common Stock on the NASDAQ Small Cap Market is conditioned upon the Company's meeting certain quantitative criteria related to the market price of our Common Stock, net tangible assets, market capitalization and certain other quantitative and non-quantitative requirements established by such stock market. To maintain eligibility for trading on the NASDAQ Small-Cap Market, among other requirements, we are required to have net tangible assets in excess of $4,000,000 and have a minimum bid price of $3 per share for initial inclusion and then maintain a bid price of $ 1 per share. See "Business NASDAQ Listing" and "Market Price of Securities and Related Shareholder Matters".

AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED STOCK POSSIBLE/BARRIERS TO TAKEOVER OR ACQUISITION

Our Articles of Incorporation authorize the issuance of "blank check" Preferred Stock with such designations, rights, and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to designate and issue additional series of Preferred Stock with dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of our Common Stock, substantially dilute the common shareholder's interest and depress the price of our Common Stock. In addition, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Moreover, the substantial number of issued and outstanding convertible preferred shares and the convertible debentures, and their terms of conversion may discourage or prevent an acquisition of the Company. We have, in the past, issued Convertible Preferred Stock and Convertible Debentures without a limit on the number of shares that can be issued upon conversion and may continue to do so in the future. See "Sale of Unregistered Securities" and "Description of Securities".

Our outstanding Preferred Shares and Debentures are convertible based upon discounts of 75% from the market price, except for the Series B shares, which are, discounted 82%. Since the conversion price of the Preferred and the Debentures are based on a percentage of the market price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by the Preferred and Debenture Holders upon conversion will increase accordingly. See "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" and "Sale of Unregistered Securities-Equity Line of Credit".

Due to the fact that, when converting Convertible securities issued without limitations on conversion, including those issued by the Company, the lower the market price the greater the number of shares to be issued to the holders of such securities upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stock and Debenture's potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of the Company's Common Stock. See "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" and "Sale of Unregistered Securities-Equity Line of Credit".

DEPENDENCE UPON UNITED STATES PRE-MARKET APPROVAL

Under the provisions of the Federal Food and Cosmetic Act (the "FDC Act"), we must obtain pre-market approval from the FDA prior to commercial use of the CTLM(TM) in the United States. There can be no assurance if or when we will receive any such clearances OR approvals. Obtaining FDA pre-market approval may impose costly requirements on us and may delay for a considerable period of time, or prevent, the commercialization of the CTLM(TM). SEE "BUSINESS-GOVERNMENT REGULATION-UNITED STATES" AND "BUSINESS- Regulatory aND Clinical Status".

EXTENSIVE GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

Many aspects of the medical industry in the United States, including our business, are subject to extensive federal and state government regulation. Although we believe that our operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict, or otherwise adversely affect our business.

The manufacture and sale of medical devices, including the CTLM(TM) and any other products that may be developed by us, are subject TO extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state agencies, and in other countries. In the United States, the CTLM(TM) is regulated as a medical device and is subject to the FDA's pre-markET clearance or approval requirements. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA. To obtain FDA approval of an application for pre-market approval ("PMA"), the pre-market approval application must demonstrate that the subject device has clinical utility, meaning that the device has a beneficial therapeutic effect, or that as a diagnostic tool it provides information that measurably contributes to a diagnosis of a disease or condition.

The process of obtaining FDA and other required regulatory approvals may be lengthy, expensive, and uncertain and frequently requires from six months to several years from the date of the FDA submission, if pre-market approval is obtained at all. Following the filing of a submission of the PMA for the CTLM(TM) device, the FDA may require more information or clarification of information alreaDY provided as part of the PMA. During the review period, an advisory panel will likely be convened by the FDA to review and evaluate the PMA, and to provide recommendations to the FDA as to whether or not the PMA should be approved. Although the FDA may grant Expedited Review status to the CTLM(TM) device, there can be no assurance that such status will be maintained or result in timeLY approval of the CTLM(TM) device, if approval is obtained at all. Failure to obtain FDA marketing clearance of the CTLM(TM) device WOuld have a material adverse effect on our business, financial condition, cash flows, and results of operations. See "Uncertainty of FDA Approval for the CTLM(TM) Device".

We cannot file our PMA application for the CTLM(TM) until our clinical trials are completed. There can be no assurance, however, thAT our clinical trials will be successfully completed, or if completed, will provide sufficient data to support a PMA application for the CTLM(TM). Nor can there be any assurance that the FDA will not require us to conduct additional clinical trials for the CTLM(TM). See " BUSINESS- GOVERNMENT REGULATION-UNITED STATES" AND "BUSINESS-Regulatory and Clinical Status".

Sales of medical devices outside the United States may be subject to international regulatory requirements that vary from country to country. The time required to gain approval for sale internationally may be longer or shorter than that required for FDA approval and the requirements may differ. In addition, in order to sell its products within the European Economic Area ("EEA"), companies are required to achieve compliance with the requirements of the Medical Devices Directive ("MDD") and affix a "CE" marking on their products to attest such compliance. In Europe, the Company will be required to obtain the certifications necessary to enable the CE mark to be affixed to the Company's products in order to conduct sales in member countries of the European Union. The Company is in preliminary preparations regarding CE certification. Component parts that have been finalized are being tested in our laboratory. Some of the components are being changed in order to improve performance, which has delayed the submission of the CTLM(TM) for the CE certification. The Company has chosen DGM of Denmark as its notifying body. A notifying body ("NB") is a regulatory body from the private sector, which is responsible for the review and approval of the documentation submitted by us in order to enable the CE mark to be affixed to products. See "Business-Government Regulation-Foreign Regulation" and "Clinical Status-Foreign".

We have not obtained such certificates and there can be no assurance we will be able to do so in a timely manner, or at all. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which the CTLM(TM) may be marketed. In addition, to obtain such approvals, the FDA and certain foreign regulatory authorities may impose numerous other requirements with which other medical device manufacturers must comply. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The third-party manufacturers upon which the Company will depend to manufacture its products (GMPs) are required to adhere to applicable FDA regulations regarding GMPs including the Quality System Regulations ("QSR") and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with QSR and other applicable regulatory requirements will be monitored by periodic inspections by the FDA and by comparable agencies in other countries. Failure to comply with applicable regulatory requirements, including marketing and promoting products for unapproved use, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or approval for devices, withdrawal of approvals and criminal prosecution. Changes in existing regulations or adoption of new government regulations or polices could prevent or delay regulatory approval of the Company's products. Certain material changes to medical devices also are subject to FDA review and clearance or approval. See "Business-Government Regulation-Foreign" "Business- Regulatory and Clinical Status".

In addition, unapproved products subject to the PMA requirements must receive prior FDA export approval in order to be marketed outside of the United States unless they are approved for use by any member country of the European Union or certain other countries, including Australia, Canada, Israel, Japan, New Zealand, Switzerland and South Africa, in which case they can be exported to any country provided that certain limited notification requirements are met. There can be no assurance that we will meet the FDA's export requirements or receive FDA export approval when such approval is necessary, or that countries to which the devices are to be exported will approve the devices for import. Failure of the Company to meet the FDA's export requirements or obtain FDA export approval when required to do so, or to obtain approval for import, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

There can be no assurance that we will be able to obtain FDA approval of a PMA application for the CTLM(TM), foreign marketiNG clearances for the CTLM(TM) or regulatory approvals or clearances for other products that we may develop, on a timely basis, or at alL; and delays in receipt of or failure to obtain such approvals or clearances, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON PATENT LICENSED BY FOUNDER

We own the rights, pursuant to an exclusive patent licensing agreement, for the use of the patent for the CTLM(TM) technology. RichaRD Grable, the Company's Chief Executive Officer, owns the patent. See "Business-Patent License Agreement". In addition, we have 12 additional United States patents pending with regard to Optical Tomography, many of which are based on the original CTLM(TM) technology. In the event that we breach the patent licensing agreement, we could lose the licensing rights to the CTLM(TM) technology. The loss of the patent license would have a material adverse effect on the Company and its continued operations. See "Business-Patents" and "Business-Patent Licensing Agreement".

UNCERTAIN ABILITY TO PROTECT PATENTS AND PROPRIETARY TECHNOLOGY AND INFORMATION

Our ability to compete effectively in the medical products industry will depend on our success in protecting our proprietary technology, both in the United States and abroad. The patent positions of medical products companies generally involve complex legal and factual questions. We currently have 12 additional patents pending with regard to Optical Tomography. Neither the Company nor Mr. Grable hold foreign patents, however we have applied for patents in several foreign countries. We intend to file for additional patents on products, including the CTLM(TM), for which we feel the cost of obtaining a patent is economically reasonable in relation TO the expected protection obtained. There can be no assurances that any patent that we apply for will be issued, or that any patents issued will not be challenged, invalidated, or circumvented, or that the rights granted there under will provide any competitive advantage. We could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, the expenditure of which we might not be able to afford. See "Business-Patents" and "Business-Patent Licensing Agreement".

Although we have entered into confidentiality and invention agreements with our employees and consultants, there can be no assurance that such agreements will be honored or that we will be able to protect our rights to our non patented trade secrets and know-how effectively. See "Legal Proceedings". Moreover, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. In addition, we may be required to obtain licenses to patents or other proprietary rights from third parties. There can be no assurance that any licenses required under any patents or proprietary rights would be made available on acceptable terms, if at all. If we do not obtain required licenses, we could encounter delays in product development or find that the development, manufacture, or sale of products requiring such licenses could be foreclosed. Additionally, we may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. There can be no assurance that we will have or be able to acquire exclusive rights to the inventions or technical information derived from such collaborations or that disputes will not arise with respect to rights in derivative or related research programs conducted us or such collaborators.

EARLY STAGE PRODUCT DEVELOPMENT

Due to our need for additional capital, our proposed products, other than the CTLM(TM) device, including a scanner for the earLY detection of colon cancer, are at an early stage of development. The CTLM(TM) device must receive marketing clearance from the FDA before it can be commercially marketed in the United States. There can be no assurance that any of our proposed products will be found to be safe and effective, meet applicable regulatory standards or receive necessary regulatory clearance, or if safe and effective, can be developed into commercial products, manufactured on a large scale or be economical to market. Nor can there be any assurance that our proposed products will achieve or sustain market acceptance. In the event necessary regulatory approvals are obtained for the CTLM(TM) device, there can be no assurance that we will be successful in establishing commercial operations, includiNG gaining market acceptance of the CTLM(TM) device and implementing commercial-scale manufacturing and sales and marketing programS. There is, therefore, substantial risk that our product development and commercialization efforts will not prove to be successful.

See "Business".

DEPENDENCE ON A SINGLE PRODUCT

Although we are in the process of developing additional products based on our core technology, including an enhancement of the CTLM(TM) device for use with fluorescence and Photo-Dynamic Therapy (PDT), none of such applications is expected to result in a commercial product for at least several years, if at all. PDT is a cancer-seeking drug, activated by light. Consequently, pending its approval for commercial distribution in the United States, the CTLM(TM) device would account for substantially all of our revenues for tHE foreseeable future. Failure to gain regulatory approvals or market acceptance for the CTLM(TM) device would have a material adverse effect on our business, financial condition, cash flows, and results of operations. See "Business-Fluorescence Imaging".

DEPENDENCE UPON SUPPLIERS

Our Common Stock is traded on the NASDAQ over- possible suppliers for most of the components and subassemblies required for the CTLM(TM), certain components for it laser system are provided by two unaffiliated suppliers (the "Laser Suppliers"). Although theSE components are provided by a limited number of other suppliers, we believe our Laser Suppliers and their products are the most reliable. We have no agreement with our Laser Suppliers and purchase the laser components on an as needed basis. The disruption or termination of our Laser Suppliers, at present, could have a short-term adverse effect on our ability to manufacture the CTLM(TM). OnCE we begin to produce the CTLM(TM) in larger quantities, the disruption or termination of our Laser Suppliers could disrupt productiON schedules or delay or curtail production, all of which could materially adversely affect our business and results of operations. See "Business- CTLM(TM)".

DEPENDENCE ON MARKET ACCEPTANCE

There can be no assurance that physicians or the medical community in general will accept and utilize the CTLM(TM) device or any othER products developed by us. The extent that, and rate of which, the CTLM(TM) achieves market acceptance and penetration will depend ON many variables including, but not limited to, the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of the CTLM(TM), the advantage of the CTLM(TM) over existing technology and cancer detection meTHods (including x-ray mammography, ultrasound or high frequency ultrasound, MRI, thermography, diaphonography, electrical impedance and transillumination devices), third-party reimbursements practices and our manufacturing, quality control, marketing and sales efforts. There can be no assurance that the medical community and third-party payers will accept our unique technology. Similar risks will confront any other products developed by us in the future. Failure of our products to gain market acceptance would have a material adverse effect on our business, financial condition, and results of operations. See "Business".

LIMITED MARKETING AND SALES CAPABILITY

We have limited internal marketing and sales resources and personnel. In order to market any products it may develop, we will have to develop a marketing and sales force with technical expertise and distribution capability. There can be no assurance that we will be able to establish sales and distribution capabilities or that we will be successful in gaining market acceptance for any products we may develop. There can be no assurance that we will be able to recruit and retain skilled sales, marketing, service or support personnel, that agreements with distributors will be available on terms commercially reasonable to us, or at all, or that our marketing and sales efforts will be successful. Failure to successfully establish a marketing and sales organization, whether directly or through third parties, would have a material adverse effect on our business, financial condition, cash flows, and results of operations. We have already entered into contracts for the distribution of the CTLM(TM) in the United Kingdom, Ireland, FrancE, South Korea, the Pacific Rim including China, Switzerland, Moscow, Germany, Austria, the Republic of Turkey, Ecuador, Lebanon, Syria, United Arab Emirates, Qatar, Bahrain, Holland, Belgium, Spain, Portugal, Poland and Luxembourg. Although at present, we have not applied to the FDA for export approval for foreign sales, we intend to pursue additional distribution arrangements in Europe and Asia with strategic marketing partners who have established marketing capabilities and will continue to develop its distribution network overseas. There can be no assurance that we will be able to further develop this distribution network on acceptable terms, if at all or that any of our proposed marketing schedules or plans can or will be met. To the extent that we arrange with third parties to market our products, the success of such products may depend on the efforts of such third parties. There can be no assurance that any of our proposed marketing schedules or plans can or will be met. No sales have been made to date. See "Business-Sales and Marketing".

LIMITATION ON THIRD-PARTY REIMBURSEMENT; HEALTH CARE REFORM

In the United States, suppliers of health care products and services are greatly affected by Medicare, Medicaid, and other government insurance programs, as well as by private insurance reimbursement programs. Third-party payors (Medicare, Medicaid, private health insurance companies, and other organizations) may affect the pricing or relative attractiveness of our products by regulating the level of reimbursement provided by such payors to the physicians and clinics and imaging centers utilizing the CTLM(TM) or any othER products that we may develop or by refusing reimbursement. If examinations utilizing our products were not reimbursed under these programs, our ability to sell our products may be materially and adversely affected. There can be no assurance that third-party payors will provide reimbursement for use of our products. Moreover, the level of reimbursement, if any, may impact the market acceptance and pricing of our products, including the CTLM(TM) device. Failure to obtain favorable rates of third party reimbursemeNT could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In certain countries, our ability to achieve significant market penetration may depend upon the availability of third party and governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means.

In international markets, reimbursement by private third-party medical insurance providers, including governmental insurers and independent providers varies from country to country. In addition, such third-party medical insurance providers may require additional information or clinical data prior to providing reimbursement for a product. In certain countries, our ability to achieve significant market penetration may depend upon the availability of third-party governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the cost of health care through various means. See "Business-Third-Party Reimbursement; Health Care Reform".

UNCERTAINTIES REGARDING HEALTH CARE REFORM

If adopted and implemented, such reforms could have material adverse effect on our business, financial, condition, cash flows, and results of operations. Several states and the U.S. government are investigating a variety of alternatives to reform the health care delivery system. These reform efforts include proposals to limit and further reduce and control health care spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products, respectively. If adopted and implemented, such reforms could have material adverse effect on our business, financial condition, and results of operations.

SUBSTANTIAL CAPITAL NEEDS AND NEED FOR ADDITIONAL AUTHORIZED COMMON STOCK

We will require substantial additional funds for our research and development programs, pre-clinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs. Our capital requirements will depend on numerous factors, including the progress of its research and development programs, results of pre-clinical and clinical testing, the time and cost invoked in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and changes in our existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that we may establish. Moreover, our fixed commitments, including salaries and fees for current employees and consultants, and other contractual agreements and are likely to increase as additional agreements are entered into and additional personnel are retained.

We have a firm commitment for a $15 Million, three year Equity Line of Credit whereby the Company, as it deems necessary, may raise capital through the sale of its Common Stock to Austost Anstalt Schaan and Balmore Funds S.A., which represent a consortium of prominent European banking institutions. Austost Anstalt Schaan and Balmore Funds S.A. will be deemed the beneficial ownership of the shares. The Shares will be purchased by the consortium at a discount from the Market Price of our Common Stock. Although the Equity Line of Credit is in place, the Company and the investors will have to amend the Agreement to provide for a draw down and issuance of Common Stock pursuant to Regulation D and then registration of the Shares or the Company will have to file a shelf registration at the time that it intends to utilize the Equity Line of Credit. We have revised our original estimate of approximately $8.8 million representing our annual fixed commitment to $4.2 million of which $2.6 million will be required to complete FDA clinical trials through PMA submission and to prepare for the manufacture of the CTLM(TM). Although no assurances can BE made, we anticipate that we will need approximately $9,000,000 in capital requirements over the next two-year period to complete all necessary stages in order to enable it to market the CTLM(TM) in the United States and foreign countries. Substantially all of the $9 million will be used to purchase inventory, sub-contracted components, tooling, manufacturing templates and non-recurring engineering costs associated with preparation for full capacity manufacturing and assembly. If the need should arise for capital in excess of the Equity Line of Credit or if we decline to use the Equity Line of Credit, we may seek such additional funding through public or private financing or collaborative, licensing and other arrangements with corporate partners. If we utilize the Equity Line of Credit or additional funds are raised by issuing equity securities, especially Convertible Preferred Stock, dilution to existing Shareholders will result and future investors may be granted rights superior to those of existing Shareholders. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back, or eliminate certain of our research and product development programs or to license to third parties rights to commercialize products or technologies that we would otherwise seek to develop ourselves. See "Market Price of Securities and Related Stockholder Matters-Financing/Equity Line of Credit", "Risk Factors-Sale of Unregistered Securities-Financing/Equity Line of Credit" and "Sale of Unregistered Securities-Financing/Equity Line of Credit".

POSSIBLE ADVERSE IMPACT OF Y2K

We have completed testing our servers and workstations for Y2K compliance. All of our computers have Intel Pentium processors. During stand-alone tests, the computers with Intel Pentium processors were Y2K compliant. Software was obtained to test and repair non-compliant systems, if necessary. The testing and re-mediation by the Company's Computer System Support Engineer has been completed and the Company is Y2K compliant.

We have not fully determined the extent to which we may be impacted by third parties' systems, which may not be Year 2000 compliant. While we have begun efforts to seek reassurance from our suppliers, there can be no assurance that the systems of other companies, which we deal with, will be Year 2000 compliant. Third parties' non-compliance could have an adverse effect on us. At this time, we estimate the cost of our Year 2000 compliance is $2,500.for third-party software. Failure of third party vendors to deliver parts and components timely could materially affect the Company's ability to manufacture and deliver CTLM(TM). Because of this potentiAL risk, we have expanded our vendor and sub-contractor base to safeguard ourselves against this uncertainty. A checklist of Y2K compliant vendors and sub-contractors will be compiled with a revised projected completion date of November 30, 1999. See "Business-Year 2000".

ISSUANCE OF STOCK FOR SERVICES/DILUTIVE IMPACT TO SHAREHOLDERS

The Company has and may continue to issue stock for services performed and to be performed by consultants. Since the Company has generated no revenues to date, its ability to obtain and retain consultants may be dependent on its ability to issue stock for services. Since July 1, 1996, the Company has issued an aggregate of 1,806,500 shares of Common Stock pursuant to Registration Statements on Form S-8. The aggregate fair market value of the shares was $2,327,151. The issuance of large amounts of Common Stock for services rendered or to be rendered and the subsequent sale of such shares may depress the price of the Common Stock. In addition, since each new issuance of Common Stock dilutes existing shareholders, the issuance of substantial additional shares may effectuate a change of control of the Company. See "Sale of Unregistered
Securities and Issuance of Stock for Services" and "Note 16 to Financial Statements".

ADDITIONAL SALES OF UNREGISTERED SECURITIES; POSSIBLE ABSENCE OF LIMITATIONS ON CONVERSION

We have to rely on the private placement of Preferred and Common Stock and convertible Debentures to obtain working capital and will continue to do so in the future. In deciding to issue Preferred Shares and Debentures pursuant to the private placements, we took into account the number of common shares authorized and outstanding, the market price of the Common Stock at the time of each Preferred or Debenture sale and the number of common shares the Preferred shares would have been convertible into at the time of the sale. At the time of each private placement there were enough shares, based on the price of our Common Stock at the time of the sale of the Preferred to satisfy the Preferred conversion requirements. Although our Board of Directors tried to negotiate a floor on the conversion price of each series of Preferred Stock and the Debentures prior to sale, it was unable to do so. In order to obtain working capital we will continue to seek capital through debt or equity financing which may include the issuance of Convertible Preferred Stock whose rights and preferences are superior to those of the Common Stock holders. We will endeavor to negotiate the best transaction possible taking into account the impact on its shareholders, dilution, loss of voting power and the possibility of a change of control. However, in order to satisfy its working capital needs, we may be forced to issue convertible securities with no limitations on conversion.

In the event that we issue convertible Preferred Stock or convertible debentures without a limit on the number of shares that can be issued upon conversion and the price of our Common Stock decreases, the percentage of shares outstanding that will be held by such holders upon conversion will increase accordingly. The lower the market price the greater the number of shares to be issued to such holders, upon conversion, thus increasing the potential profits to the holder when the price per share increases and the holder sells the Common Shares. The Preferred Stockholders' and debenture holder's potential for increased share issuance and profit, including profits derived from shorting our Common Stock, in addition to a stock overhang of an undeterminable amount, may depress the price of our Common Stock. In addition, the sale of a substantial amount of Preferred Stock to relatively few holders could effectuate a possible change of control. Moreover, in the event of a voluntarily or involuntarily liquidation of the Company while the Preferred Stock is outstanding, the holders will be entitled to a preference in distribution of our property.

SUBSTANTIAL INCREASE IN AUTHORIZED COMMON STOCK

The Company pursuant to a Written Action of a majority of its shareholders has amended its Articles of Incorporation, to increase its authorized Common Stock from 48,000,000 shares to 100,000,000 common shares in order to facilitate the conversion of approximately $4,500,000 in Series B Convertible Stock and $1,080,000 in Series H Preferred Stock, the only Preferred Series outstanding at that time. On January 28, 1999, we filed a Definitive Information Statement with the Securities and Exchange Commission (the "Commission") with regard to the Written Action. The Majority Shareholders' consent with respect to the Amendment became effective on February 18, 1999. See "Market Price of Securities and Related Stockholder Matters". Prior to the Amendment, due to the decrease in our stock price, we did not have an adequate number of shares authorized to meet our contractual obligations. In addition, we believe that the Amendment will insure that there are a sufficient number of shares of Common Stock available for issuance upon exercise of outstanding stock options and warrants and enhance the ability of the Company to attract and retain qualified employees, consultants, officers and directors by enabling us to create stock options, incentives and rewards for their contributions to the success of the Company. Moreover, until such time as we are able to generate revenues, we are dependent on equity or other financing to continue operations. We will require substantial additional funds for our research and development programs, pre-clinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs.


Based on the average high and low price of our Common Stock as of October 20, 1999 ($.105), approximately 44,167,444 shares would be required to convert the Series B shares, approximately 1,990,050 shares would be required to convert the Series G shares, approximately 6,965,174 shares would be required to convert the Series H shares, approximately 17,774,343 shares would be required to convert the Series I shares approximately 22,539,928 shares would be required to convert the Debenture and although we are contractually prohibited from doing so, approximately 178,571,429 shares would be required to draw down the entire Equity Line of Credit. See "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" "Sale of
Unregistered Securities-Private Placement of Common Stock", and "Sale of Unregistered Securities-Equity Line of Credit". In addition, 4,890,921 shares would be required for the exercise of options and warrants. Based upon the foregoing, as of October 20, 1999, we would need in excess of approximately 334 million authorized shares to effectuate all conversion, utilize the total Equity Line of Credit and fulfill its remaining stock related obligations. See "Patent Licensing Agreement", "Equity Line of Credit", and "Certain Transactions".


DEPENDENCE ON QUALIFIED PERSONNEL


Due to the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific, technical and managerial personnel. Therefore, we have entered into employment agreements with certain of our executive officers and key employees. The loss of the services of existing personnel, especially Mr. Grable, the inventor of the CTLM(TM), AS well as the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to our research and development programs and could have an adverse impact upon the business affairs or finances of the Company. Our anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing, will require the addition of new management personnel. Competition for qualified personnel is intense and there can be no assurance that we will be able to continue to attract and retain qualified personnel necessary for the development of our business. See "Management".


CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS/POSSIBLE CHANGE OF CONTROL


Management of the Company beneficially Owns 37.3%, including options, of the outstanding Common Stock of the Company assuming no exercise of outstanding warrants, options, or convertible Preferred Stock. Although Management owns less than 50.1% of the outstanding Common Stock, since the Company does not have cumulative voting, and since, in all likelihood the officers will be voting as a block and will be able to obtain proxies of other shareholders, Management will continue to remain in a position to elect all of the Company's directors and control policies and operations of the Company. After giving effect to the estimated conversion of the Preferred Stock and the Debentures, Management will own 15%. This additional dilution to Management's ownership percentage could effectuate a change in control of the Company. See "Management", "Principal Shareholders", and "Description of Securities".


POSSIBLE CONFLICT OF INTEREST

Richard Grable and Linda Grable hold a majority of the seats on our Board of Directors (the "Board"). Consequently, they are in a position to control their own compensation and to approve affiliated transactions, if any. From time to time Linda Grable, our President, has personally guaranteed promissory notes issued by the Company to third parties. Ms. Grable received no compensation for these guarantees. In June 1998, we finalized an exclusive Patent License Agreement with Richard Grable, our Chief Executive Officer. Mr. Grable is the owner of the Patent, which encompasses the technology for the CTLM(TM) device. See "Description OF Business-Patent Licensing Agreement" and "Certain Transactions".

The Board's policy is to obtain unanimous consent for affiliated transaction and compensation issues. Although our Board intends to act fairly and in full compliance with their fiduciary obligations, there can be no assurance that we will not, as a result of the conflict of interest described above, possibly enter into arrangements under terms less favorable than it could have obtained had it been dealing with unrelated persons.

In February 1999, the Company's Board of Directors voted to repay the loans to Messrs. Grable, Schwartz, and Ms. Grable by the issuance of the Company's restricted common stock. "See Certain Transactions".

HIGHLY COMPETITIVE MARKET

The market in which we intend to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than the Company. Such companies may succeed in developing products that are more effective or less costly than our products or such companies may be successful in manufacturing and marketing their products than us. Physicians using imaging equipment such as x-ray mammography equipment, ultrasound or high frequency ultrasound systems, Magnetic Resonance Imaging (MRI) systems, and thermography, diaphonography and transilluminational devices may not use our products. Currently mammography is employed widely and our ability to sell the CTLM(TM) to medical facilities will, in part, be dependent on our ability to demonstrate the clinical utility of the CTLM(TM) as an adjunct to mammography and physical examination and its advantages over other availabLE diagnostic tests. The competition for developing a commercial device utilizing computed Tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There are a significant number of academic institutions involved in various areas of research involving "optical medical imaging" which is a shorthand description of the technology our CTLM(TM) utilizes. The most prestigious of these institutions includes the University of Pennsylvania, The City College of New York, and University College London. Two of these institutions have granted licenses on certain patented technologies to two companies: University of Pennsylvania - Non-Invasive Technologies; City College of New York - MediScience, Inc. See "Business-Competition".

LIMITED MANUFACTURING HISTORY

We will have to expand our CTLM(TM) manufacturing and assembly capabilities and contract for the manufacture of the CTLM(TM) componenTS in the volumes that will be necessary for us to achieve significant commercial sales in the event we begin foreign sales and/or obtains regulatory approval to market our products in the United States. We have limited experience in the manufacture of medical products for clinical trials or commercial purposes. Should we manufacture our products, our manufacturing facilities would be subject to the full range of the current Quality System Regulation ("QSR") (formerly the Good Manufacturing Practices (GMP) regulation) and similar risks of delay or difficulty in manufacturing, and we would require substantial additional capital to establish such manufacturing facilities. In addition, there can be no assurance that we would be able to manufacture any such products successfully or cost-effectively.

DEPENDENCE ON THIRD PARTIES

We have used certain third parties to manufacture and deliver the components of the CTLM(TM) device and intends to continue to use thiRD parties to manufacture and deliver such components and any other products, which we may seek to develop. Such third parties must adhere to the QSR enforced by the FDA through its facilities inspection program and such third parties' facilities must pass a plant inspection before the FDA will grant pre-market approval of our products. There can be no assurance that the third-party manufacturers on which we depend for the manufacture of CTLM(TM) components will be in compliance with the QSR at the time of the pre-approval inspection or will maintain such compliance. Such failure could significantly delay FDA approval of the PMA application for the CTLM(TM) device, and such delay would have a material adverse effect on our business, financial condition, cash flows, and results of operations.

The qualification of additional or replacement suppliers for certain components of the CTLM(TM) device or services is a lengthy process. For certain services and components, we currently rely on single suppliers. If we encounter delays or difficulties with our third-party suppliers in producing, packaging, or distributing components of the CTLM(TM) device, market introduction and subsequeNT sales would be adversely affected. We also may have to rely on alternative sources of supply. In such case, there can be no assurance that we will be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. If we are unable to obtain or retain qualified third-party manufacturers on commercially acceptable terms, it may not be able to commercialize its products as planned. Our dependence upon third parties for the manufacture of its products may adversely affect our profit margins and our ability to develop and deliver its products on a timely and competitive basis.

POSSIBLE TECHNICAL OBSOLESCENCE

Methods for the detection of cancer are subject to rapid technological innovation and there can be no assurance that technical changes will not render our proposed products obsolete. Although we believe that the CTLM(TM) can be upgraded to maintain iTS state-of-the-art character, the development of new technologies or refinements of existing ones might make our existing system technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our CTLM(TM). There can be NO assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on our business, financial condition, and results of operations. Commercial availability of such products could render our products obsolete, which would have a material adverse effect on our business, financial condition, cash flows, and results of operations. Although we are aware of no substantial technological changes pending, should such change occur, there can be no assurance that we will be able to acquire the new or improved systems which may be required to update the CTLM(TM). See "Business-Competition".

DELAYS IN GETTING PRODUCT TO MARKET

Originally, we anticipated that the CTLM(TM) would be ready for distribution in the summer of 1998, however during the course OF clinical trials, we learned of certain problems with particular components of the CTLM(TM), which needed to be corrected. Solutions TO these problems had to be found and adjustments had to be made to the CTLM(TM) to correct such problems. Specifically, the lasER components were removed from the base of the scanning bed and installed with additional laser components on a dedicated breadboard laser table, which is enclosed and resembles a cabinet. The electronic components involved with image acquisition were also removed from the scanning bed and installed in a dedicated electronic cabinet with pull out drawers for easy serviceability. Pre-amplifiers were installed on the detector circuits and changes were made in the fiber optics.

We need to obtain FDA marketing clearance for the CTLM(TM) device before it can be sold in the U.S. However, the device may be soLD under special circumstances pursuant to an IDE. Under FDA guidelines, only product cost and clinical costs can be recovered. No profit is allowed in IDE sales. Sales of medical imaging devices can be made in those countries not requiring the CE mark. Sales can also be made under exemptions for clinical investigational testing.

We have deferred foreign distribution of the CTLM(TM) until such time as we have collected enough clinical data to demonstrate the CTLM(TM)'s ability to detect abnormalities of the breast in a clinical setting. We anticipates that the CTLM(TM)'s ability to detect abnormalities of the breast in a clinical setting will be demonstrated very quickly using the images produced in connection with the Nassau County IDE. We then will continue to collect data through our clinical investigational trials. All applicable images will then be used to compile an atlas of CTLM(TM) images to be used as clinical examples of normal and abnormal breast conditions. AlthouGH at present we have not applied to the FDA for export approval for foreign sales, we had anticipated that the first foreign distributions of the CTLM(TM) would occur in our fourth fiscal quarter beginning April 1999, however due to the problems discussed aboVE and the delay in the Nassau County clinical investigation, which was to produce the CTLM(TM) images to be used to demonstrate the CTLM(TM)'s ability to detect abnormalities of the breast in a clinical setting, we will not be able to give a revised anticipated distribution date until clinical data is obtained and reviewed from the Nassau County clinical investigation. The Nassau County delays are discussed in detail in "Business Regulatory and Clinical Status". Also see "Business-Government Regulation".

In order for us to ship the CTLM(TM) outside of the United States, the following information must be submitted to the FDA: (i) A complete description of the device intended for export; (ii) the status of the device in the U.S.; (iii) a letter from the appropriate foreign liaison (person with authority to sign a letter of acceptance for the foreign government stating that (a) the device is not in conflict with the laws for the country to which it is intended for export; (b) the foreign government has full knowledge of the status of the device in the U.S.; and (c) import is permitted or not objected to. The FDA reviews export requests to determine that exportation of the device (1) is not contrary to public health and safety and (2) has the approval of the country to which it is intended for export. If the device meets the above criteria, it is approved for export. The CTLM(TM)is exempt from requirement (1) above because there is an FDA approved investigational device exemption (IDE) for the CTLM(TM). The FDA would not grant an IDE for a device that is contrary to public health and safety. See "Business-Government Regulation" and "Business International Distributors".

RELIANCE ON INTERNATIONAL SALES

We intend to commence international sales of the CTLM(TM) in Europe and Asia, where permitted, prior to commencing commercial sales IN the United States, where sales cannot occur unless and until we receive pre-market approval from the FDA. See "Business-Government Regulation". Thus, until we receive pre-market approval from the FDA to market the CTLM(TM) in the United States, as to which there cAN be no assurance, our revenues, if any, will be derived from sales to international distributors. A significant portion of our revenues, therefore, may be subject to the risks associated with international sales, including economical and political instability, shipping delays, fluctuation of foreign currency exchange rates, foreign regulatory requirements and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a timely basis. Future imposition of, or significant increases in the level of customs duties, export quotas or other trade restrictions could have a material adverse effect on our business, financial condition and results of operations. The regulation of medical devices, particularly in Europe, continues to develop and there can be no assurance that new laws or regulations will not have an adverse effect on us. See "Business-Sale and Marketing" and "Business-International Distributors".

In order to minimize the risk of doing business with distributors in countries which are having difficult financial times, our International Distribution
Agreements all require payment via an irrevocable letter of credit drawn on a United States bank prior to shipment of the CTLM(TM).

RISK OF PRODUCT LIABILITY

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, and marketing of cancer detection products. Significant litigation, not involving us, has occurred in the past based on the allegations of false negative diagnoses of cancer. While the CTLM (TM) device is being developed as an adjunct to other diagnostic techniques, there can be no assurance that we will not be subjected to future claims and potential liability. Although the FDA does not require product liability insurance with regard to clinical investigations, we obtained and presently carry product liability insurance in the amount of $3,000,000, at the request of Nassau County. While we plan to maintain insurance against product and professional liability and defense costs, there can be no assurance that claims against us arising with respect to our products will be successfully defended or that the insurance to be carried by us will be sufficient to cover liabilities arising from such claims. A successful claim against us in excess of our insurance coverage could have a material adverse effect on us. Furthermore, there can be no assurance that we will be able to continue to obtain or maintain product liability insurance on acceptable terms. See "Business-Product Liability".

LACK OF FEASIBILITY STUDY

We have not performed any market or feasibility study to assess the interest, demand, or need for the CTLM(TM). There can be no assurance that any such study would support Management's belief that sufficient demand will exist. See generally "Business" and "Business-Competition".

POTENTIAL FOR ENVIRONMENTAL LIABILITY

Although our manufacturing processes do not currently involve the use of potentially hazardous materials, it may use such materials in the future. We may, in the future, become subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials. There can be no assurance that we will not incur significant future costs to comply with environmental laws, rules, regulations and policies, or that the business, financial position, cash flows or results of operations of the Company will not be materially and adversely affected by current or future environmental laws, rules, regulations and policies or by any releases or discharges of hazardous materials.

LACK OF DIVIDENDS

We have not paid a dividend on our Common Stock and do not intend to pay dividends in the foreseeable future. See "Dividend Policy".

                   INFORMATION WITH RESPECT TO THE REGISTRANT

The  information  required to be  disclosed  in this  registration  statement is
incorporated   by  reference.   See  "Documents   Incorporated   by  Reference",
"Prospectus Summary", "Risk Factors" and "Material Changes"

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                            AND RESULTS OF OPERATIONS

The information required for this Post Effective Amendment No. 1 to Form S-2 including our Financial Statements and Notes to the Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 1999 is incorporated by reference to our Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on October 12, 1999.

                                MATERIAL CHANGES

EXECUTIVE COMPENSATION

The following table sets forth the compensation awarded to, earned by or paid to our Chief Executive Officer and other executive officers for services rendered to the Company during 1999 and 1998. No other person, who, during 1999 and 1998 served as an executive officer of the Company, had a total annual salary and bonus in excess of $100,000. Also, see "Stock Option Plan-Option/SAR Grants in Last Fiscal Year".



SUMMARY OF COMPENSATION TABLE

                                 ANNUAL COMPENSATION                            LONG-TERM COMPENSATION

Name & Principal
Position                         Year       Salary (2)       Other Annual      Restricted     Securities/Underlying
                                                             Compensation      Stock Awards       Option/SARs (1)

Richard J. Grable, CEO And        1997        $289,779       $115,000            $268,000         22,883
Director
Linda B. Grable, President        1997        $ 97,451       $115,000            $268,000         22,883
and Director
Allan L. Schwartz, Exec           1997        $111,534       $115,000            $268,000        130,410
VP, CFO and Director



(1) The aggregate dollar value of the 1998 and 1999 options, based on the averaged high and low price on June 30, 1999 are as follows: Richard J. Grable -$341,321 Linda B. Grable-$341,321; and Allan L. Schwartz-$341,321.
(2) The salaries include compensation, which has been accrued and not paid as of June 30, 1999 in the amounts as follows: Richard J. Grable $59,630, Linda B. Grable $24,806 and Allan L. Schwartz $24,806.


EMPLOYMENT AGREEMENTS

We entered into five-year employment agreements with Mr. Richard J. Grable, Mr. Allan L. Schwartz and Ms. Linda B. Grable that expire on August 29, 2004. Pursuant to the terms of the employment agreements, base annual salaries, after giving effect to cost of living adjustments, are as follows: Richard J. Grable:
$286,224.96;  Linda B. Grable: $119,069.52 and Allan L. Schwartz $119,069.52. In
addition, Messrs. Grable and Schwartz and Ms. Grable each receive a car allowance of $500 per month. Each employment agreement provides for bonuses, health insurance, car allowance, and related benefits, and a cost of living adjustment of 7% per annum. No bonuses have been paid to date.

The  following  table  sets  forth  certain   information  with  regard  to  the
Options/SAR grants by the Company to Management for the fiscal year ended June 30, 1999.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

             No. of Securities    % of Total Options    Exercise or   Market Price
             Underlying Options  Granted to Employees   Base Price     On Date of       Expiration
Name         Granted              In Fiscal Year       ($/Share)      Grant             Date

Richard J.     250,000              16%                $.17           $.44             7/5/03
Grable         208,333              14$                $.48           $.44             7/5/03

Linda B.       250,000              16%                $.17           $.44             7/5/03
Grable         208,333              14$                $.48           $.44             7/5/03

Allan L        250,000              16%                $.17           $.44             7/5/03
Schwartz       208,333              14$                $.48           $.44             7/5/03



STOCK OPTION PLANS

("The 1995 Plan"). For the fiscal year ended June 30, 1999, all of the executive officers were participants in this plan. The plan was approved by the Board of Directors and adopted by the shareholders at the March 29, 1995 annual meeting. The plan provides for the granting, exercising and issuing of incentive option pursuant to Internal Revenue Code Section 422. The Company may grant incentive stock options to purchase up to 5% of the issued and outstanding Common Stock of the Company at any time. The Board of Directors has direct responsibility for the administration of the plan.


On August 30, 1999, we established an Equity Incentive Plan. The Shareholders must approve the 1999 Plan within one year. The maximum number of shares that can be granted under the 1999 Plan is 15,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The series, rights and preferences of the preferred shares are to be determined by the Company's Board of Directors. The 1999 Plan also includes any stock available for future Stock Rights under the 1995 Plan. See Item 13 (a) Exhibit 10.24. Incorporated by reference to our annual report on Form 10-KSB for the fiscal year ending June 30, 1999 filed on October 12, 1999.


Under both plans, the exercise price of the incentive options to employees must be equal to at least 100% of the fair market value of the Common Stock, as of the date of grant. The exercise price of incentive options to officers, or affiliated persons, must be at least 110% of the fair market value as of the date of grant.

Pursuant  to stock  option  agreements,  Mr.  Richard J.  Grable,  Mr.  Allan L.
Schwartz and Mrs. Linda B. Grable each have an option to purchase 2,500,000 shares of common stock or preferred stock. These options vest in equal installments over a five-year period at an exercise price of $.21 per share (110% of the fair market value of the shares on the date of grant). The Stock Option Agreement terminates on August 30, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the beneficial ownership of Common Stock of the Company as of October 11, 1999 as to (a) each person known to the Company who beneficially owns more than 5% of the outstanding shares of our Common Stock;
(b) each current director executive officer; and (c) all executive officers and directors of the Company as a group, calculated as required by the Act.

The actual number of shares of Common stock held by Richard Grable and Linda Grable, without giving effect to options, are 11,494,540 and 3,572,300 shares respectively. Both Richard Grable and Linda Grable specifically disclaim any beneficial interest in each other's shares.

NAME AND ADDRESS           NUMBER OF SHARES OWNED      % OF OUTSTANDING

OF BENEFICIAL OWNER        BENEFICIALLY (1)(2)       SHARES OF COMMON STOCK
-------------------        -------------------       ----------------------

RICHARD J. GRABLE            16,983,506(3)                 29.7%
C/O 6351 NW 18TH COURT
PLANTATION, FL 33313

LINDA B. GRABLE               16,983,506(4)                 29.7%
C/O 6351 NW 18TH COURT
PLANTATION, FL 33313

ALLAN L. SCHWARTZ              4,380,893(5)                 7.7%
C/O 6351 NW 18TH COURT
PLANTATION, FL 33313

ALL OFFICERS AND DIRECTORS    21,364,399(6)                 37.3%
AS A GROUP (3 PERSONS)


(1) Except as indicated in the footnotes to this table, based on information provided by such persons, the persons named in the table above have sole voting power and investment power with respect to all shares of Common Stock shown beneficially owned by them.
(2) Percentage of ownership is based on 57,247,380 shares of Common Stock outstanding as of October 20, 1999 plus each person's options that are exercisable within 60 days. Shares of Common Stock subject to stock options that are exercisable within 60 days AS OF October 20, 1999 are deemed outstanding for computing the percentage of that person and the group.
(3) Includes 958,333 shares subject to options and 3,572,300 shares owned by the wife of Richard J. Grable, Linda B. Grable, of which he disclaims beneficial ownership.
(4) Includes 958,333 shares subject to options and 11,494,540 shares owned by the husband of Linda B. Grable, Richard J. Grable, of which she disclaims beneficial ownership.
(5) Includes 958,333 shares subject to options and 9,000 shares owned by the wife of Allan L. Schwartz, Carolyn Schwartz, of which he disclaims beneficial ownership.
(6) Includes 1,916,666 shares subject to options held by Linda and Richard Grable and 958,333 shares subject to options held by Allan Schwartz.
    Also includes 9,000 shares owned by the wife of Allan L. Schwartz, Carolyn Schwartz, of which he disclaims beneficial ownership.

DIVIDEND POLICY

To date, we have not declared or paid any dividends with respect to our capital stock, and the current policy of the Board of Directors is to retain any earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on our Common Stock in the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Richard J. Grable and Linda B. Grable are husband and wife. Further, Richard J. Grable and Linda B. Grable are each "Control Persons" as a result of their control of a majority voting power of our outstanding stock. Both parties disclaim, however, any beneficial interest or ownership in the shares owned by the other party.

In September and October 1998, Linda Grable, our President, personally guaranteed three promissory notes issued by the Company to third parties. Ms. Grable received no compensation for these guarantees. As of the date of this Report, one of the three Notes has been repaid.

In June 1998, the Company finalized an exclusive Patent License Agreement with Richard Grable, our Chief Executive Officer. Mr. Grable is the owner of the Patent, which encompasses the technology for the CTLM(TM). The Company and Mr. Grable has previously enterED into an oral agreement for the exclusive license for the patent that was never memorialized in written form. The term of the license is for the life of the Patent (17 years) and any renewals, subject to termination, under certain conditions. As consideration for the License, we issued to Mr. Grable 3,500,000 shares of Common Stock and is required to issue an additional 3,500,000 shares in June 1999. In addition, we have agreed to pay Mr. Grable a royalty based upon the net selling price (the dollar amount earned from the sale by the Company, both international and domestic, before taxes minus the cost of the goods sold and commissions or discounts paid) of all products and goods in which the Patent is used, before taxes and after deducting the direct cost of the product and commissions or discounts paid. During the second year of the Agreement there is a minimum cash royalty provision of $250,000 payable at the end of the second year which Mr. Grable has deferred until we commence sales and delivery of CTLM(TM) Systems. See Item 1.

"Business-Patent Licensing Agreement".

Since October 1998, we have accrued $109,243 in salaries payable to our executive officers and directors, Richard J. Grable, Allan Schwartz and Linda B. Grable, due to our lack of working capital. These salaries remain unpaid to date and will be paid as soon as the Company determines that the funds are available.

In January 1999 and February 1999, Richard Grable, our Chief Executive Officer, director and founder sold an aggregate of 831,743 shares of our Common Stock owned by him in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $347,775 directly to the Company.

In January 1999, February 1999 and March 1999, Linda Grable, our President, director and founder sold an aggregate of 520,000 shares of our Common Stock owned by her in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $166,618 directly to the Company.

In December 1998, January 1999 and February 1999, Allan Schwartz, our Executive Vice President, director and founder sold an aggregate of 820,000 shares owned by him in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $359,707 directly to the Company.

The loans to the Company by Messers. Grable, Schwartz and Ms. Grable were interest free and were evidenced by promissory notes. The December, January, February and March promissory notes were due on January 30, 1999, February 28,1999, March 31, 1999 and April 30, 1999, respectively. The net proceeds were recorded as a loan payable to each respective founder.

A meeting of the Board of Directors was held on May 12, 1999 to review and act upon the previously adopted schedule of repayment of the loans, interest and potential tax liability. Based on an opinion of the Founders personal outside counsel and upon advice of a tax advisor, the Board voted to rescind the previously adopted resolution. The new resolution authorized the repayment of the December, January, February, and March promissory notes in full by the issuance of shares equal to the number of shares sold. The restricted shares issued as repayment for the loan bear registration rights. Since the loans were repaid on a share for share basis with no other consideration, the Founders have been advised that there is no capital gain and therefore no tax liability.

Messrs. Grable, Schwartz and Ms. Grable received 831,743, 820,000, and 520,000 shares of our restricted Common Stock, respectively as payment in full for the loans from December 1998 to March 1999.

In May 1999, Messrs. Grable and Schwartz each sold 110,000 shares, respectively, of our Common Stock owned by them in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $91,759 directly to the Company. The loans to the Company are evidenced by interest free promissory notes, which are due, and payable on June 30, 1999.

In June 1999, Messrs. Grable and Schwartz each sold 280,000 and 315,020 shares, respectively, of our Common Stock owned by them in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $201,795 directly to the Company. The loans to the Company are evidenced by interest free promissory notes, which are due, and payable on July 31, 1999.

In July 1999, Mr. Schwartz sold 500,000 shares of our Common Stock owned by him in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $137,241 directly to the Company. The loan to the Company evidenced by an interest free promissory note, which is due, and payable on August 31, 1999.

The loans to the Company by Messers. Grable and Schwartz were interest free and were evidenced by promissory notes. The May, June, July promissory notes were due on June 30, 1999, July 31, 1999 and August 31, 1999, respectively. The net proceeds were recorded as a loan payable to each respective founder.

Messrs. Grable and Schwartz received 390,000 and 925,500 shares of our restricted Common Stock, respectively as payment in full for the loans from May 1999 to July 1999.

SALE OF UNREGISTERED SECURITIES

PRIVATE PLACEMENT OF PREFERRED STOCK

We have had to rely on the private placement of Preferred and Common Stock to obtain working capital. In deciding to issue Preferred Shares pursuant to the private placements, we took into account the number of common shares authorized and outstanding, the market price of the Common Stock at the time of each Preferred sale and the number of common shares the Preferred Shares would have been convertible into at the time of the sale. At the time of each private placement of Preferred Stock there were enough shares, based on the price of our Common Stock at the time of the sale of the Preferred to satisfy the Preferred conversion requirements. Although our Board of Directors tried to negotiate a floor on the conversion price of each series of Preferred Stock prior to sale, it was unable to do so. In order to obtain working capital we will continue to seek capital through debt or equity financing which may include the issuance of Convertible Preferred Stock whose rights and preferences are superior than those of the Common Stock holders. We will endeavor to negotiate the best transaction possible taking into account the impact on our shareholders, dilution, loss of voting power and the possibility of a change of control. However, in order to satisfy our working capital needs, we may be forced to issue convertible securities with no limitations on conversion. In addition, the dividends on the Preferred Stock affect the net losses applicable to shareholders. There are also adjustments as a result of the calculation of the deemed Preferred Stock dividends applicable because we have entered into contracts providing for discounts on the Preferred Stock when it is converted. As a result of the dividends on cumulative Preferred Stock, the net loss per common shareholder has increased from $.07 per share for fiscal year ending June 30, 1998 to $.02 per share for fiscal year ending June 30, 1999. The cumulative total is $.21 per share.

In the event that we issue Preferred Stock without a limit on the number of shares that can be issued upon conversion and the price of our Common Stock decreases, the percentage of shares outstanding that will be held by preferred holders upon conversion will increase accordingly. The lower the market price the greater the number of shares to be issued to the preferred holders, upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stockholders potential for increased share issuance and profit, including profits derived from shorting our Common Stock, in addition to a stock overhang of an undeterminable amount, may depress the price of our Common Stock. In addition, the sale of a substantial amount of Preferred Stock to relatively few holders could effectuate a possible change of control. Moreover, in the event of a voluntary or involuntary liquidation of the Company while the Preferred Stock is outstanding, the holders will be entitled to a preference in distribution of our property available for distribution equal to $10,000 per share. The following table summarizes certain information with regard to the Series B, D, E, G, H, and I Preferred Shares as of October 20, 1999.

SERIES/# OF     COMMON      CONVERSION    # OF COMMON SHARES     APPROX. PRICE OR       # OF COMMON SHARES
B/360           $4.70       $3.85         1,168,831              $.379 to $.1131        4,651,651 (2)
D/50            $1.22       $.915         546,448                $.2265 to $.495        1,717,134
E/54            $1.093      $.81975       658,737                $.29775 to $.77475     1,282,826
G/14            $.34        $.255         1,490,196              $.1519 to $.10875      1,805,731
H/49            $.56        $.42          2,571,429              $5025 to $.10875       2,784,230
I/138           $.38        $.285         4,842,105              N/A                    N/A

(1)   Approximate number estimated for the purpose of this table only.

(2) Represents conversion of 90 shares of Series B Preferred Stock. The remaining 360 shares remain unconverted. The conversion notice for the Series B Preferred Stock previously received by us has been cancelled by the new Series B Holders. In addition, pursuant to the issuance of the Series I Preferred to the Series B Holders the 1,542,877 shares that were required to be issued pursuant to the dividend provision of the Series B Preferred Shares have been forgiven..

(3) Represents conversion of 59 shares of Series H Preferred Stock. The remaining 49 shares remain unconverted. As of October 11, 1999, 2,924,731 shares would be required to convert the Series H shares at the conversion price of $.2325 per share.

SERIES B PREFERRED STOCK

In December 1996, we sold an aggregate of 450 shares of our Series B Convertible Preferred Stock, for an aggregate of $4,500,000, to Weyburn Overseas Limited ("Weyburn") and Goodland International Investment Ltd. ("Goodland") pursuant to Regulation D. At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $4.70 per share. Net proceeds to us of $4,500,000 were used for working capital and the continuous research, development and testing of our CTLM(TM). No fees were paid in connection with this offering.

We filed a Registration Statement on Form S-1 registering the shares underlying the Series B Preferred. The shares were never converted and the registration statement is no longer current. On September 4, 1998, we received a notice of conversion from Weyburn and Goodland requesting the issuance of 4,559,846 and 10,639,642 shares of Common Stock, respectively. The conversion rate was 82% of the average market price over a five-day period prior to conversion or approximately $.35014 per share. At the time the B Preferred Shares were issued, the conversion rate would have been $3.85 per share and the Preferred shares would have been convertible into 1,168,831 shares. The increase in the number of shares to be issued upon conversion was due to the decline in the market price of our Common Stock. We have the option to pay the accrued dividends in Common Stock.

On October 7, 1998 a lawsuit was filed against us in the United States District Court, Southern District of New York, by the Series B Holders (Case No. 98 Civ.
086). See Item 3 "Legal Proceedings". On April 6, 1999, the Series B Preferred Stock was sold by the Series B Holders to Charlton Avenue, LLC (Charlton), an unaffiliated third party with no prior relationship to us or the Series B Holders. On April 6, 1999, we also entered into a Subscription Agreement with Charlton whereby we agreed to issue to Charlton 138 shares of our Series I, 7% Convertible Preferred Stock. Our Board of Directors established the value of the Series I Preferred at $10,000 per share. Consideration for the subscription was paid as follows:

         (1) Forgiveness of all of the accrued interest due and payable (approximately $725,795) in connection with the Series B convertible Preferred Stock.
         (2) Settlement and dismissal, with prejudice, of all litigation concerning the Series B convertible Preferred Stock and the exchange of mutual releases.
         (3) Cancellation of 112,500 Warrants that were issued with the Series B Convertible Preferred Stock; and
         (4) The amendment of the Series B Preferred designation to impose a limitation on the owner(s) of the Series B Convertible Preferred Stock to ownership of not more than 4.99% of our outstanding Common Stock at any one time. The Series B Preferred is convertible at 82% of the average bid price for the five trading days immediately preceding conversion and pays a premium of 7% per annum. As of the date of this Report, 60 shares of Series B Preferred Stock have been converted into 1,931,123 shares of Common Stock at a conversion price of $.379 per share, 10 shares have been converted into 620,155 shares of Common Stock at a conversion price of $.16125, 3 shares have been converted into 547,409 shares of Common Stock at a conversion price of $.127875, and 17 shares have been converted into 1,552,964 shares of Common Stock at a conversion price of $.1131 leaving a balance of 360 shares not yet converted.

SERIES C PREFERRED STOCK

On October 6, 1997, we finalized the private placement to Austost Anstalt Schaan, UFH Endowment, Inc., Chris Baum, Avalon Capital Limited, Dominion Capital, Ltd. and The Cuttyhunk Fund Limited and aggregate of 210 shares of our Series C Convertible Preferred Stock ("the "Preferred Shares") at a purchase price of $10,000 per share and Warrants to purchase up to 105,000 shares of our Common Stock at an exercise price of $1.63 per share and to purchase up to 50,000 warrants at an exercise price of $1.56. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the ("Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $1.63 per share.

The Preferred Shares were convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, without additional consideration. Pursuant to the Subscription Agreement, the Series C Holder, or any subsequent holder of the Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock. Due to this contractual ownership limitation, the Series C Preferred Shares were converted, in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99% of our outstanding Common Stock. The number of fully paid and non-assessable shares of our Common Stock, no par value, issued upon conversion was determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" was equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion provided, however, in no event was the Conversion Price to be greater than $1.222 per share.

Pursuant to the Regulation S Sale documents, we were also required to escrow an aggregate of 3,435,583 shares of our Common Stock (200% of the number of shares the Purchasers would have received if the Preferred Shares were exercised on the closing date of the Regulation S Sale). The shares underlying the Preferred Shares and Warrants were entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. This right expired upon conversion.

In connection with this sale, we paid Settondown Capital International, Ltd., an unaffiliated Investment Banker an aggregate of $220,500 for placement and legal fees. Net proceeds to us of $1,879,500 were used for working capital and the continuous research, development and testing of the CTLM(TM).

The Series C Preferred Stock was subsequently converted, in increments of less than 4.9% of our outstanding shares, into an aggregate of 2,646,527 common shares.

SERIES D PREFERRED STOCK

On January 9, 1998, we finalized the private placement to Avalon Capital Ltd. of 50 shares of our Series D Convertible Preferred Stock ("the "Preferred Shares"), at a purchase price of $10,000 per share and Warrants to purchase up to 25,000 shares of our Common Stock at an exercise price of $1.22 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $1.22 per share.

The Preferred Shares were convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, without additional consideration. Pursuant to the Subscription Agreement, the Series D Holder, or any subsequent holder of the Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock. Due to this contractual ownership limitation, the Series D Preferred Shares were converted in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99% of our outstanding Common Stock. The number of fully paid and non-assessable shares of our Common Stock, no par value, issued upon conversion was determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" was equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion. The shares underlying the Preferred Shares and Warrants were entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. This right expired upon conversion.

In connection with the Regulation S Sale, we issued 4 Preferred Shares to Settondown Capital International, Ltd., an unaffiliated Investment Banker for placement fees and paid legal fees of $5,000. Net proceeds to us of $495,000 were used for working capital and the continuous research, development and testing of the CTLM(TM). The Series D Preferred Stock was subsequently converted, in incremenTS of less than 4.9% of our outstanding shares, into an aggregate of 1,717,134 common shares.

SERIES E PREFERRED STOCK

On February 5, 1998, we finalized the private placement to Austost Anstalt Schaan and Balmore Funds S.A. of 50 shares of our Series E Convertible Preferred Stock (the "Preferred Shares"), at a purchase price of $10,000 per share and Warrants to purchase up to 25,000 shares of our Common Stock at an exercise price of $1.093 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $1.093 per share.

The Preferred Shares were convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter without additional consideration. Pursuant to the Subscription Agreement, the Series E Holder, or any subsequent holder of the Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock. Due to this contractual ownership limitation, the Series E Preferred Shares were converted, in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99%. The number of fully paid and non-assessable shares of our Common Stock, no par value, issued upon conversion was determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion.

The shares underlying the Preferred Shares and Warrants were entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. This right expired upon conversion.

In connection with the Regulation S Sale, we issued 4 Preferred Shares to Settondown Capital International, Ltd., an unaffiliated Investment Banker for placement fees and paid legal fees of $5,000. Net proceeds to us of $495,000 were used for working capital and the continuous research, development and testing of the CTLM(TM).

The Series E Preferred Stock was subsequently converted, in increments of less than 4.9% of our outstanding shares, into an aggregate of 1,282,826 common shares.

SERIES F PREFERRED STOCK

On February 20, 1998, we finalized a private placement to Dominion Capital Fund, LTD and Canadian Advantage, LTD of 75 shares of our Series F Convertible Preferred Stock (the "F Preferred Shares") at a purchase price of $10,000 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $1.31 per share.

The F Preferred Shares pay a dividend of 6% per annum, payable in Common Stock at the time of each conversion and were convertible, at any time, commencing May 15, 1998 and for a period of two years thereafter without additional consideration. Pursuant to the Subscription Agreement, the Series F Holder, or any subsequent holder of the F Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock. Due to this contractual ownership limitation, the Series F Preferred Shares were converted, in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99% of our outstanding Common Stock. The number of fully paid and non-assessable shares of our Common Stock, issued upon conversion was determined by dividing (i) the sum of $10,000 plus any earned dividends by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy percent (70%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion. The shares underlying the Preferred Shares are entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. Pursuant to these demand rights the 1,971,375 shares of Common Stock issued upon the conversion of the Series F Preferred are being registered on behalf of the Holders (the "Series F Preferred Holders") pursuant to a Registration Statement on Form SB-2 (the "Registration Statement").

In connection with the Regulation S Sale, we paid, Rolcan Finance, Ltd. an aggregate of $50,000 for placement and legal fees. Net proceeds to us of $700,000 were used for working capital and the continuous research, development and testing of the CTLM(TM).

SERIES G PREFERRED STOCK

On March 17, 1999, we finalized a private placement to Amro International, S.A., Nesher Inc., Hewlett Fund, and Guaranty & Finance Ltd. of 35 shares of our Series G Convertible Preferred Stock (the "Preferred Shares") at a purchase price of $10,000 per share and two year Warrants to purchase 65,625 shares of our Common Stock at an exercise price of $.50 per share. The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $.34 per share. In connection with the Regulation D Sale, we paid Settondown Capital International, Ltd., and Libra Finance S.A., unaffiliated Investment Bankers an aggregate of 3 shares of the Series G Preferred Stock for placement and legal fees. Net proceeds to us of $350,000 will be used for working capital and the continuous research, development and testing of the CTLM(TM).

The Series G Preferred has no dividend provisions. The number of fully paid and non-assessable shares of Common Stock to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to lesser of (i) seventy-five percent (75%) discount to the two lowest bids in a ten day period immediately preceding the conversion date; or (ii) $.54. There is no floor on the conversion price and no time limits on conversion. The shares can be converted at any time without additional consideration. Pursuant to the Subscription Agreement, and Series G Designation, the Series G Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock. Due to this ownership limitation, the Series G Preferred Shares can only be converted in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99%. Pursuant to the terms of the Registration Rights Agreement we were required to register 100% of the number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the Registration Statement. In the event that the Registration Statement was not filed within 14 days from the closing or that it is not declared effective within 60 days, we will be required to pay the Series G Holders, as liquidated damages, for failure to have the Registration Statement declared effective; and not as a penalty of three (3%) percent of the principal amount of the Securities for each thirty (30) day period thereafter until we procure registration of the Securities. In the event that the Registration Statement is not declared effective within 120 days, the Series G Holders have the right to force us to redeem the Series G Preferred at a redemption price of 120% of the face value of the Preferred. Pursuant to the Registration Rights Agreement, 100% of that number of shares that would be required to be issued if the G Preferred Stock were converted on the day before the filing of the Registration Statement (1,634,409) are being registered on behalf of the Holders.

Since the conversion price of the Series G Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of our Common Stock decreases, the percentage of shares outstanding that will be held by the Series G Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of our Common Stock.

In the event of a voluntary or involuntary liquidation while the Series G Preferred is outstanding the holders are entitled to a preference in distribution of our property available for distribution equal to $10,000 per share.

As of the date of this Report, 22 shares of Series G Preferred Stock have been converted into 1,805,731 shares of Common Stock at a conversion price range of $.10875 to $.1519 per share.

SERIES H PREFERRED STOCK

On June 2, 1998, we finalized a private placement to Austost Anstalt Schaan and Balmore Funds S.A. of 100 shares of our Series H Convertible Preferred Stock (the "Preferred Shares") at a purchase price of $10,000 per share and 75,000 A Warrant and 50,000 B Warrants. The A and B Warrants are exercisable at $1.00 and $1.50 per share, respectively. The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $.56 per share. In connection with the Regulation D Sale, we paid Settondown Capital International, Ltd., an unaffiliated Investment Banker an aggregate of $10,000 and 8 shares of the Series H Preferred Stock for placement and legal fees. Net proceeds to us of $990,000 were used for working capital and the continuous research, development and testing of the CTLM(TM).

The number of fully paid and non-assessable shares of Common Stock to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to the lesser of seventy-five percent (75%) of the Average Price (the lowest closing bid price of the Corporation's Common Stock for the ten-day trading period ending on the day prior to the date of conversion). There is no floor on the conversion price and no time limits on conversion. The shares can be converted at any time without additional consideration. Pursuant to the Subscription Agreement, the Series H Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock. Due to this contractual ownership limitation, the Series H Preferred Shares can only be converted in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99%. Pursuant to the terms of the Registration Rights Agreement, as amended, we have registered herein 100% of that number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the Registration Statement (2,924,731 shares). We are in technical default of the Registration Rights Agreement, which required the Registration Statement to be declared effective by October 2, 1998. Pursuant to the Registration Rights Agreement, we are required to pay the Series H Holders in cash or in stock, as liquidated damages for failure to have the Registration Statement declared effective, and not as a penalty, two (2%) percent of the principal amount of the Securities for the first thirty (30) days, and three (3%) percent of the principal amount of the Securities for each thirty (30) day period thereafter until we procure registration of the Securities. Pursuant to the Registration Rights Agreement, liquidated damages of $169,000 have accrued as of March 31, 1999. We are presently unable to comply with the liquidated damage provision payment and no assurances can be given that it will be able to do so in the future. On March 25, 1999, we issued 424,242 shares of restricted Common Stock with registration rights to the Series H shareholders in lieu of cash for liquidated damages through March 2, 1999. The value of these shares was $140,000, leaving a balance of $29,000 due for liquidated damages through March 31, 1999. We have the option of paying the accrued dividends and liquidated damages in Common Stock.

Since the conversion price of the Series H Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of our Common Stock decreases, the percentage of shares outstanding that will be held by the Series H Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of our Common Stock.

In the event of a voluntarily or involuntarily liquidation while the Series H Preferred is outstanding the holders are entitled to a preference in distribution of our property available for distribution equal to $10,000 per share.

As of the date of this Report, 5 shares, 35 shares, 5 shares, 5 shares, 5 shares and 4 shares of Series H Preferred Stock have been converted into 99,502, 1,190,476, 333,333, 333,333, 459,770 and 367,816 shares of Common Stock at a conversion price of $.5025,  $.21, $.15,  $.15,  $.10875,  and $.10875 per
share, respectively.

SERIES I PREFERRED

On April 6, 1999, we also entered into a Subscription Agreement with Charlton whereby we agreed to issue to Charlton 138 shares of our Series I, 7% Convertible Preferred Stock. Our Board of Directors established the value of the Series I Preferred at $10,000 per share. Consideration for the subscription was paid as follows:

         (1) Forgiveness of all of the interest due and payable (approximately $725,795) in connection with the Series B convertible Preferred Stock.
         (2) Settlement and dismissal, with prejudice, of all litigation concerning the Series B convertible Preferred Stock and the exchange of mutual releases.
         (3) Cancellation of 112,500 Warrants that were issued with the Series B Convertible Preferred Stock; and
         (4) The amendment of the Series B Preferred designation to impose a limitation on the owner(s) of the Series B Convertible Preferred Stock to ownership of not more than 4.99% of our outstanding Common Stock at any one time.

The Series I Preferred pay a 7% premium, to be paid in cash or freely trading Common Stock in our sole discretion, at the time of each conversion. The number of fully paid and non-assessable shares of Common Stock to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of our Common Stock for the five-day trading period ending on the day prior to the date of the conversion. The shares can be converted at any time without additional consideration. Pursuant to the Series I Designation and the Subscription Agreement, the Series I Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock. Due to this contractual ownership limitation, the Series I Preferred Shares can only be converted in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99%.

Pursuant to the Registration Rights Agreement, 100% of that number of shares that would be required to be issued if the I Preferred Stock were converted on the day before the filing of the Registration Statement (5,935,484) are being registered on behalf of the Holders.

Since the conversion price of the Series I Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of our Common Stock decreases, the percentage of shares outstanding that will be held by the Series I Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of our Common Stock.

In the event of a voluntarily or involuntarily liquidation while the Series I Preferred is outstanding the holders are entitled to a preference in distribution of our property available for distribution equal to $10,000 per share.

The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $.39 per share.

As of the date of this Report, no shares of the Series I Preferred Stock have been converted.

CONVERTIBLE DEBENTURE

We also entered into a Subscription Agreement with Charlton, pursuant to which Charlton purchased a Convertible Debenture for $1,100,000. In addition, we may draw down a second tranche in the amount of $825,000 anytime thirty (30) days after the effective date of the Registration Statement as long as we maintain an average closing bid price of $.45 for the ten (10) trading days immediately prior to the date we request the second funding tranche. We may draw down a third tranche in the amount of $825,000 anytime sixty (60) days after the effective date of the Registration Statement as long as we maintain an average closing bid price of $.45 for the ten (10) trading days immediately prior to the date we request the third funding tranche. When concluded, assuming all the conditions set forth above are met, the proceeds from the Debenture offering will be $2,750,000.

The Debentures pay a 7% premium, to be paid at our sole discretion, in cash or freely trading Common Stock at the time of each conversion and is secured by mortgage on our corporate office building. The Debentures are subject to automatic conversion at the end of two years from the date of issuance. The Mortgage will be released after the Registration Statement covering the Common Stock underlying the Debentures has been declared effective and upon the earlier of (a) the day we qualify for listing on AMEX or NASDAQ, as long as said listing requirements are not being met through a reverse split of our Common Stock or
(b) 180 days from the date the Company receives the third tranche, as described above.

Pursuant to the Registration Rights Agreement, 100% of that number of shares that would be required to be issued if the Debenture were converted on the day before the filing of the Registration Statement (4,731,183 shares) are being registered on behalf of the Holders.

The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of our Common Stock for the five-day trading period ending on the day prior to the date of the conversion. The Debenture can be converted at any time without additional consideration. Pursuant to the Subscription Agreement, the Debenture Holder, or any subsequent holder of the Debenture, is prohibited from converting any portion of the Debenture which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this contractual ownership limitation, the Debentures can only be converted in increments that, together with all shares of our Common Stock held by the Holder, would not exceed 4.99%. Since the conversion price of the Series I Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of our Common Stock decreases, the percentage of shares outstanding that will be held by the Debenture Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of our Common Stock.

In the event of a voluntary or involuntary liquidation of the Company while the Debenture is outstanding the holders are entitled to a preference in distribution of our property available for distribution equal to the Debentures then outstanding principal and interest and will be able to foreclose against the Mortgage.

The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $.39 per share.

The proceeds from the sale of the Debenture ($1,100,000) and subsequent tranches of $915,000 totaling $2,015,000 will be used for clinical investigational trial expenses and working capital. As of the date of this Report, no portion of the Convertible Debenture has been converted.

PRIVATE PLACEMENT OF COMMON STOCK


In August 1998, we sold 200,000 shares of restricted Common Stock to Frank Giambroni, an unaffiliated third party, pursuant to Regulation D for an aggregate purchase price of $60,000. No placement fee was paid in connection with this offering. Net proceeds of $59,990 were used to pay the salaries of our non-executive employees. At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $.28 per share. These shares are subsequently being registered herein.

In September 1998, we sold one unit, consisting of a $250,000 promissory note and 200,000 shares of Common Stock, to Settondown Capital International, Ltd., an unaffiliated third party, pursuant to Regulation D, for an aggregate purchase price of $250,000. These Shares are included in the Registration Statement. At the time the sale occurred, the average bid and ask price of our Common Stock was $.595. The Note bears interest at the rate of 12% per annum. The Note is personally guaranteed by Linda B. Grable, our President. The repayment of the Note, which was originally due on October 2, 1998 was extended three times and now due November 30, 1999. We have not received a notice of default in connection with this Note. In connection with the sale, we paid the sum of $23,000 to Manchester Asset Management, Ltd., an unaffiliated third party, as a placement fee. Net proceeds of $227,000 were used as follows: (i) salaries ($21,849-executive officers and $62,447-employees) (ii) machinery and equipment $5,959; (iii) operating expenses ($55,240-inventory parts and assemblies, employee health insurance, workers comp. and property insurance) and (iv) working capital $82,000). Pursuant to the terms of the Note the principal and interest is payable in cash, however we may try to negotiate repayment in Common Stock. We intend to repay the note either from the Debenture or other equity and/or debt financing or by the issuance of additional securities.

In October 1998, we sold one unit, consisting of a $100,000 promissory note and 80,000 shares of Common Stock, to Avalon Capital, Inc., an unaffiliated third party, pursuant to Regulation D for an aggregate purchase price of $100,000. These Shares are included in the Registration Statement. No placement fee was paid in connection with this offering, however we did issue 5,000 shares of Common Stock to Goldstein, Goldstein and Reis LLC, an unaffiliated third party, as payment for the attorneys fees incurred by the Purchaser pursuant to the offering. At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $.50 per share. The Note bears interest at the rate of 12% per annum. The note, which was originally due November 2, 1998, was extended three times and is now due November 30, 1999. We have not received a notice of default in connection with the Note. The Note is personally guaranteed by Linda B. Grable, our President. Net proceeds of $100,000 were used as follows: (i) salaries ($21,849-executive officers and $62,448-employees) and
(ii) working capital $15,703. Pursuant to the terms of the Note the principal and interest is payable in cash, however we may try to negotiate repayment in Common Stock. We intend to repay the note either from the Debenture or other equity and/or debt financing or by the issuance of additional securities.

In October 1998, we sold one unit, consisting of a $250,000 promissory note and 210,000 shares of Common Stock, to GCA Strategic Investment Fund Ltd., an unaffiliated third party, pursuant to Regulation D for an aggregate purchase price of $210,000. These Shares are included in the Registration Statement. At the time the placement was concluded, the average bid and ask price of our Common Stock was approximately $.43 per share. The Note bore interest at the rate of 12% per annum and was personally guaranteed by Linda B. Grable, our President. In connection with the sale, we paid the sum of $23,000 to LKB Financial LLC, an unaffiliated third party, as a placement fee. Net proceeds of $100,000 were used as follows: (i) salaries ($21,849-executive officers and $62,448-employees) and (ii) working capital $15,703. The Note, and all accrued interest, was paid in January 1999. The officers of the Company provided the payment for this loan through the sale of a portion of their shares of our Common Stock.


In November 1998, we issued 286,000 shares of Common Stock as partial consideration for a $115,000 aggregate loan to the Company by Deborah O'Brien, an employee. At the time the loan was concluded, the average bid and ask price of our Common Stock was approximately $.625 per share. We are also obligated to repay the lender the sum of $50,000.00. In January 1999, we issued a Note evidencing this indebtedness. The Note bears interest at the rate of 7% per annum and is due and payable upon demand. Net proceeds OF $115,000 WERE USED AS follows: (i) salaries ($21,849-executive officers and $62,447-employees) (ii) operating expenses ($16,345-inventory parts and assemblies, employee health insurance, workers comp. and property insurance) and (iv) working capital ($14,359). We were also obligated to repay the lender the sum of $50,000.00. On April 8, 1999, the company paid the balance due on the loan of $47,396 to the lender. These Shares are included in the Registration Statement.

                           PRICE RANGE ON COMMON STOCK

Our Common Stock is traded on the NASDAQ over-the-counter bulletin board market under the symbol IMDS. There has been trading in our Common Stock since September 20, 1994. The following table sets forth, for each of the fiscal periods indicated, the high/low and low/low bid prices for the Common Stock, as reported on the OTC Bulletin Board. These per share quotations reflect inter-dealer prices in the over-the-counter market without real mark-up, markdown, or commissions and may not necessarily represent actual transactions.




     QUARTER ENDING          HIGH/LOW BID                  LOW/LOW BID

     FISCAL YEAR 1996

     September 1995            $1.69                         $0.56
     December 1995             $4.31                         $0.56
     March 1996                $8.00                         $2.56
     June 1996                 $7.38                         $2.50

     FISCAL YEAR 1997

     September 1996            $3.93                         $2.25
     March 1997                $4.00                         $2.50
     December 1996             $4.50                         $1.44
     June 1997                 $3.06                         $2.44

     FISCAL YEAR 1998

     September 1997            $2.69                         $1.44
     December 1997             $1.56                         $0.60
     March 1998                $1.23                         $0.61
     June 1998                 $1.39                         $0.40

     FISCAL YEAR 1999

     September 1998            $0.56                         $0.21
     December 1998             $1.00                         $0.35
     March 31, 1999            $0.59                         $0.34
     June 30, 1999             $0.47                         $0.28


On October 20, 1999, the closing trade price of the Common Stock as reported on the OTC Bulletin Board was $.105. As of such date, there were approximately 745 holders of record of our Common Stock.



                                 DIVIDEND POLICY

To date, the Company has not declared or paid any dividends with respect to its capital stock, and the current policy of the Board of Directors is to retain any earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. "See Risk Factors-Lack of Dividends".

                            SELLING SECURITY HOLDERS

The Selling Security Holders consist of certain common Stock Holders, the Series B, G, H and I Preferred Holders and the Holder of the Convertible Debentures.. The Registration Statement of which this Prospectus is a part is being filed, and the Shares offered hereby are included herein, pursuant to registration rights as provided for in the subscription agreement and registration rights agreements entered into between the Company and the Selling Security Holders (collectively, the "Registration Rights"). Due to (i) the ability of the Selling Security Holders to determine when and whether they will sell any Shares under this Prospectus and (ii) the uncertainty as to how many of the Warrants will be exercised and how many shares of Common Stock will be issued upon conversion of the Convertible Debenture and the Series B, G, H and I Preferred, the Company is unable to determine the exact number of Shares that will actually be sold pursuant to this Prospectus.

The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company to be issued upon conversion of the Convertible Debenture and the Series B, G, H and I Preferred will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is as follows: Series G 75% of the lowest 2 bids in a ten-day period, Series H 75% of lowest closing bid in a ten-day period, Series I 75% of the 5 day average closing price and the Debenture 75% of the 5 day average closing price, except in the case of the Series B Preferred, which is equal to eighty two percent (82%), of the Average Price (the lowest closing bid price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion. Since the conversion price of the Preferred shares is based on the market price of the Company's Common Stock, the number of Shares subject to registration rights will increase if the market price of the Common Stock decreases and will decrease if the market price increases. See "Sale of Unregistered Securities-Financing/Equity Line of Credit.

The following table identifies each Selling Security Holder based upon information provided to the Company, sets forth as of July 27, 1999 with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Security Holder and the shares of Common Stock beneficially owned by the Selling Security Holders which are not covered by this Prospectus. No Selling Security Holder or its affiliates except for Deborah O'Brien have held any position, office, or other material relationship with the Company. Ms. O'Brien is an employee of the Company and the niece of Linda Grable. Ms. O'Brien shares were issued as partial compensation for a $115,000 loan to the Company.


                            SELLING SECURITY HOLDERS


NAME OF INVESTOR              COMMON SHARES   PREFERRED       COMMON SHARES    COMMON SHARES UNDERLYING   TOTAL NUMBER
                              SHARES OWNED    SHARES          UNDERLYING       WARRANTS                   OF SHARES TO
                              PRIOR TO        OWNED           PREFERRED                                   BE REGISTERED (2)
                              OFFERING                        /DEBENTURE (1)
Balmore Funds SA
C/O Trident Trust Company       422,601        H-30             1,340,303         50,000                   1,600,783
(BVI) Limited
Trident Chambers
Road Town
Tortola British Virging
Islands (3)
Austost Anstalt Schaan
Ladstrasse 163                  422,601        H-30             1,340,303         50,000                   1,600,783
9494 Furstentums
Vaduz, Liechtenstein (4)
Amro International, S.A.
c/o Ultra Finanz                    0          G-15               711,238         28,125                     739,363
Grossmunsterplatz 6
Zurich CH 8022,
Switzerland (5)
Nesher Inc.
Ragnalt Houise                      0          G-8                379,327         15,000                     394,327
18 Pell Road
Douglas, Isle of Man
IM14U2, United Kingdom (6)
Hewlett Fund
20 Adele Road                       0          G-5                237,079          9,375                     246,454
Brooklyn, New York (7)
Guaranty & Finance Ltd.
Vallarino PH                        0          G-7                331,911         13,125                     345,036
Calle 52, Panama (8)
Libra Finance SA
Trident Chambers                    0          G-2                 94,832            0                        94,832
PO Box 146, Road Town
Tortola, British Virgin
Islands (9)
Dominion Capital Fund C/o
Thomas Kernaghan & Co. Ltd.     1,334,996       0                     0              0                     1,334,996
365 Bay Street
Toronto, Ontario (10)
Canadian Advantage Ltd.
Partnership                       636,379       0                     0              0                       636,379
C/o Thomas Kernaghan & Co.
Ltd.
365 Bay Street
Toronto, Ontario (11)
Scott Hugh Goldstein
C/o 65 Boradwat 10th Floor         25,000       0                     0              0                        25,000
New York, NY 10006
Sheldon E. Goldstein
C/o 65 Boradwat 10th Floor         25,000       0                     0              0                        25,000
New York, NY 10006
Deborah O'Brien
C/o 6531 NW 18th Court            287,800       0                     0              0                       286,000
Plantation, FL 33313
GCA Strategic Investment
Fund Ltd (12)                     210,000       0                     0              0                       210,000
106 Colony Park Drive
Suite 900
Cumming, GA 30040
Avalon Capital, Inc.
487 Sherwood Drive                 80,000       0                     0              0                        80,000
Salusaliton, CA 94965 (13)
Frank Giambroni
118 Park Ave.                     200,000       0                     0              0                       200,000
Bay Head, NJ 08742
Charlton Avenue, LLC
c/o Citco Trustees (Cayman)     1,931,123    Series B-390        16,016,427          0                    28,636,284
Limited                                      Series I-138         5,947,763          0
P.O. Box 31106 SMB                           Debenture            4,740,971
Grand Cayman
Cayman Island, British West
Indies (14)
Settondown Capital
International, Ltd                200,000      H-8                  357,414        25,000                    629,830
Charlotte House, Charlottte                    G-1                   47,416
Street
P.O. Box N 9204
Nassau, Bahamas (15)


1 Based on the number of shares that would be required to be issued if the Preferred Stock and Debentures were converted as follows: Series B at $.2435, Series G at $.2109, Series H at $.22383, Series I at $.23202 and the Debenture at $23202 per share.
2. Where applicable, the Amount being registered is 100% of the number of shares that would be required to be issued if the Preferred Stock or Debenture were converted on the day before the filing of the Registration Statement plus Common Stock and the shares underling the Warrants.
3. Of the 422,601 common shares only 210,480 are being registered herein. Francois Morax and Matityahu Kaniel are the Directors of and have voting control over Balmore Funds S.A.
4. Of the 422,601 shares only 210,480 are being registered herein. Thomas Hackl and Peter Nakowitz are the Directors of and have voting control over Austost Anstalt Schaan.
5. H.U. Bachofen is the Director of and has voting control over Amro International, S.A.
6. David Grin and John Clark are the Directors of and have voting control over Nesher, Inc.
7. Jenifer Spinner is the Director of and has voting control over Hewlett Fund.
8. Dr. Durling is the Director of and has voting control over Guaranty & Finance Ltd.
9.  Seymour Braun is the Director of and has voting  control over Libra
    Finance SA.
10. Livingston Asset Management Ltd. has voting control over Dominion Capital Fund. David Sims has voting control over Livingstone.
11. VHM Management Ltd. holds the voting shares of Canadian Advantage Ltd. Ian McKinnon and Mark Valentine have voting control over VMH Management.
12 Prime Management LTD. has voting control of GCA Strategic Investment Fund LTD. John Kelly is the sole shareholder of and has voting control over Prime Management LTD.
13. Wayne Coleson is the sole shareholder of and has voting control over Avalon Capital, Inc.
14. Minglewood Capital LLC holds the voting shares of Charlton Avenue LLC. CTC Corporation LTD is the Director of Minglewood. Michael Francombe is a director of and has voting control over CTC Corporation LTD.
15. Anthony L.M. Inder Riden is the Director of and has voting control over Settondown Capital International, Ltd.

                              PLAN OF DISTRIBUTION


The Registration Statement of which this Prospectus forms a part of and has been filed pursuant to the registration rights included in Subscription Agreement between us and the Selling Security Holders. To the best of our knowledge, as of the date hereof, the Selling Security Holders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered in the prospectus, nor do we know the identity of the brokers or market makers who will participate in the offering.

The Shares covered hereby may be offered and sold from time to time by the Selling Security Holders. The Selling Security Holders will act independently of the Company in making decisions with respect to the timing, manner, and size of each sale. Such sale may be made on the OTC Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker-dealer engaged by the Selling Security Holders will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. To the best of our knowledge, the Selling Security Holders have not, as of the date hereof, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Security Holders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Security Holders in amounts to be negotiated.


In offering the Shares, the Selling Security Holders and any broker-dealers who execute sales for the Selling Security Holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Security Holders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.


The Selling Shareholders have been advised by us that during the time each is engaged in distribution of the securities covered by this Prospectus, each must comply with Rule 10b-5 and Regulation M under the Exchange Act and accordingly:
(I) Each must not engage in any stabilization activity in connection with the our securities; (II) each must furnish each broker through which securities covered by this Prospectus may be offered the number of copies of this Prospectus which are required by each broker; and (III) each must not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act Release 34-38067 (December 20, 1996) have been advised that they must coordinate their sales under this Prospectus with each other and the Company for purposes of Regulation M.


This offering will terminate on the earlier of (a) the date on which such Selling Security Holders' shares may be resold pursuant to Rule 144 under the Securities Act; or (b) the date on which all Shares offered hereby have been sold by the Selling Security Holders. There can be no assurance that the Selling Security Holders will sell any or all of the shares of Common Stock offered hereby.

                            DESCRIPTION OF SECURITIES


Our authorized capital stock consists of 102,000,000 shares of capital stock of which 100,000,000 shares are Common Stock no par value and 2,000,000 shares are preferred, no par value. As of October 20, 1999, there were issued and outstanding 57,247,380 shares of Common Stock and 360 shares of Series B Convertible Preferred Stock, 14 shares of Series G Convertible Preferred, 49 shares of Series H Convertible Preferred, 138 shares of Series I Convertible Preferred, Options to purchase 4,317,171 shares and Warrants to purchase 573,750 shares of Common Stock of the Company. In addition, an investor has subscribed for $2,750,000 in convertible Debentures, $2,015,000 of which has been issued to date.


COMMON STOCK

Holders  of the  Common  Stock are  entitled  to one vote for each  share in the election of directors and in all other matters to be voted on by the shareholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company (the "Board") out of funds legally available thereof and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights and is not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of Preferred Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK


Our Articles of Incorporation authorize the issuance of "blank check" Preferred Stock with such designations, rights, and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to designate and issue additional series of Preferred Stock with dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of our Common Stock, substantially dilute the common shareholder's interest and depress the price of our Common Stock. See "Risk Factors-Authorization and Discretionary Issuance of Preferred Stock/Barriers to Takeover".


                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

                       ACCOUNTING AND FINANCIAL DISCLOSURE

Effective August 1, 1997, the accounting firm of Margolies and Fink, Certified Public Accountants for the Company, changed the accounting firm's name to Margolies, Fink and Wichrowski, Certified Public Accountants.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

                           SECURITIES ACT LIABILITIES

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE PROVISIONS SET FORTH IN THE COMPANY'S ARTICLES OF INCORPORATION, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Rebecca J. Del Medico, Esq., Counsel of the Company. Ms. Del Medico currently owns approximately 47,100 shares of Common Stock of the Company.

                                     EXPERTS

The audited financial statements of Imaging Diagnostic Systems, Inc. incorporated by referenced herein have been examined by Margolies, Fink and Wichrowski, independent certified public accountants, for the periods and to the extent set forth in their respective report and are incorporated herein in reliance upon such report of said firm given under their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

The validity of the issuance of the Shares will be passed upon for the Company by Rebecca J. Del Medico, Counsel of the Company.

                              FINANCIAL INFORMATION


The following financial statements should be read in conjunction with the financial statement information contained in and incorporated by reference from the Company's most recent report on form 10-KSB, which is being furnished with this Prospectus.

No dealer,  salesperson or other person has been  authorized to give any information or to make any  representations  other than those contained  in this  Prospectus,  and, if given or made,  such  information  or representations  must not be relied upon as having been authorized by the
Company.  This  Prospectus  does not  constitute an offer to sell or a                      37,085,067  SHARES
solicitation  of an offer to buy any security other than the securities offered by this  Prospectus,  or an offer to sell or a solicitation of an
offer to buy any securities by any person in any  jurisdiction  in which such               IMAGING DIAGNOSTIC
offer or  solicitation  would be unlawful.  Neither the delivery of this                       SYSTEMS, INC.
Prospectus nor any sale made  hereunder  shall,  under any  circumstances,
imply  that the  information  in this  Prospectus  is  correct  as of any time                 COMMON STOCK
subsequent to the date of this prospectus.

                   ________________

                   TABLE OF CONTENTS
                   ________________
                                               Page
Available Information.......................      2
Incorporation of Certain
Documents By Reference......................      3
Prospectus Summary..........................      3
Risk Factors................................      6                                          ------------------
Management Discussion and Analysis of
Financial Condition and Results of Operation....  19                                             PROSPECTUS
Business....................................    24
Management..................................    50                                           ------------------
Certain Transactions........................    53
Market Price of Security and Other Related
  Stockholder Matters.......................    54
Sales of Unregistered Securities............    56
Principal Stockholders......................    68
Dividend Policy ............................    68
Selling Security Holders....................    68
Plan of Distribution........................    70
Description of Securities...................    71
Changes in and Disagreements with                                                          IMAGING DIAGNOSTIC SYSTEMS, INC.
 Accountants ...................                72                                               6531 NW 18TH COURT
Disclosure of Commission Position on                                                            PLANTATION, FL 33313
 Indemnification for Securities Act Liabilities 72                                                 (954) 581-9800
Interests Of Named Experts and Counsel......    72
Experts.....................................    72
Legal Opinions..............................    72
Financial Information.......................  F-1
Until ____________, 1999 (25 days after the date hereof) all dealers
effecting transactions in the registered securities, whether or                                      JULY __, 1999
not participating in the distribution, may be required to deliver a Prospectus.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with the issuance and distribution of the securities being registered are as follows:

         SEC REGISTRATION FEE.................................  $4,283.70
         EDGAR FORMATTING FEES................................  $8,490.00
                           TOTAL                               $12,773.70

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


Article VII of our Articles of Incorporation authorizes US to indemnify directors and officers as follows:


         1. So long as permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or termination of effectiveness.

         2. So long as permitted by law, no officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such officer occurring prior to such amendment, repeal or termination of effectiveness.

         3. To the extent that a Director, Officer, or other corporate agent of this corporation has been successful on the merits or otherwise in defense of any civil or criminal action, suit, or proceeding referred to in sections (a) and (b), above, or in defense of any claim, issue, or matter therein, he shall be indemnified against any expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         4. Expenses incurred by a Director, Officer, or other corporate agent in connection with a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action suit, or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE PROVISIONS SET FORTH ABOVE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)  EXHIBITS

EXHIBIT                             DESCRIPTION

3.1      Articles of Incorporation (Florida)- Incorporated by reference to
         Exhibit 3(a) of the Company's Form 10-KSB for the fiscal
         year ending June 30, 1995
3.2 Amendment to Articles of Incorporation (Designation of Series A Convertible Preferred Shares) - Incorporated by reference to Exhibit 3.
         (i). 6 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.
3.3      Amendment  to  Articles  of  Incorporation  (Designation  of  Series  B
         Convertible  Preferred  Shares).   Incorporated  by  reference  to  the
         Company's Registration Statement on Form S-1 dated July 1, 1997.
3.4      Amendment  to  Articles  of  Incorporation  (Designation  of  Series  C
         Convertible  Preferred  Shares).   Incorporated  by  reference  to  the
         Company's Form 8-K dated October 15, 1997.
3.5      Amendment  to  Articles  of  Incorporation  (Designation  of  Series  D
         Convertible  Preferred  Shares).   Incorporated  by  reference  to  the
         Company's Form 8-K dated January 12, 1998.
3.6      Amendment  to  Articles  of  Incorporation  (Designation  of  Series  E
         Convertible  Preferred  Shares).   Incorporated  by  reference  to  the
         Company's Form 8-K dated February 19,1998.
3.7      Amendment  to  Articles  of  Incorporation  (Designation  of  Series  F
         Convertible  Preferred  Shares).   Incorporated  by  reference  to  the
         Company's Form 8-K dated March 6, 1998.
3.8      Amendment  to  Articles  of  Incorporation  (Designation  of  Series  H
         Convertible  Preferred  Shares).   Incorporated  by  reference  to  the
         Company's Registration Statement on Form S-2 File Number 333-59539.
3.9      Certificate of Dissolution - is incorporated by reference to Exhibit
         (3)(a) of the Company's Form 10-KSB for the fiscal year ending June 30, 1995.
3.10 Articles of Incorporation and By- Laws (New Jersey) -are incorporated by reference to Exhibit 3 (i) of the Company's Form 10-SB, as amended, file number 0-26028, filed on May 6, 1995 ("Form 10-SB").
3.11     Certificate  and Plan of Merger - is  incorporated by reference to
         Exhibit 3(i) of the Form 10-SB.
3.12 Certificate of Amendment - is incorporated by reference to Exhibit 3(i) of the Form 10-SB.
3.13     Amended Certificate of Amendment-Series G Designation.
3.14     Certificate of Amendment-Series I Designation
3.15     Amended Certificate of Amendment-Series B Designation
4.1 Instruments Defining the Rights of Security Holders - Designation of Series B Convertible Preferred Shares. (See Exhibit 3.3, above).
4.2 Instruments Defining the Rights of Security Holders - Designation of Series C Convertible Preferred Shares. (See Exhibit
         3.4, above).
4.3 Instruments Defining the Rights of Security Holders -Designation of Series D Convertible Preferred Shares. (See Exhibit
         3.5, above).
4.4 Instruments Defining the Rights of Security Holders - Designation of Series E Convertible Preferred Shares. (See Exhibit
         3.6, above).
4.5 Instruments Defining the Rights of Security Holders - Designation of Series F Convertible Preferred Shares. (See Exhibit
         3.7, above).
4.6 Instruments Defining the Rights of Security Holders - Designation of Series H Convertible Preferred Shares. (See Exhibit
         3.8, above).
4.7 Instruments Defining the Rights of Security Holders - Amended Designation of Series G Convertible Preferred Shares. (See
         Exhibit 3.13, above).
4.8 Instruments Defining the Rights of Security Holders - Designation of Series I Convertible Preferred Shares. (See Exhibit
         3.14, above).
4.9 Instruments Defining the Rights of Security Holders - Amended Designation of Series B Convertible Preferred Shares. (See
         Exhibit 3.15, above).
4.10     Convertible Debenture
10.1 Form of Subscription Agreement by and between Imaging Diagnostic Systems, Inc. and Alfred Ricciardi. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-59539.
10.2     Patent Licensing Agreement.  Incorporated by reference to the
         Company's Registration Statement on Form S-2, File Number
         333-59539.
10.3 Incentive Stock Option Plan - is incorporated by reference to Exhibit 10(b) of the Form 10-SB.

10.4 Employment Agreement(s) for Richard J. Grable, Allan L. Schwartz and Linda B. Grable are incorporated by reference to Exhibit 10(c) of the Form 10-SB.
10.5 Lock Up Agreement By and Between the Company and Richard J. Grable, Linda B. Grable, and Allan L. Schwartz, is incorporated by reference to
         Exhibit 10.5 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.
10.6 Form of Series F Preferred Stock Subscription Documents. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-60405.
10.7 Form of Series H Preferred Stock Subscription Documents. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-60405.
10.8 OEM Agreement incorporated by reference to Exhibit 10.8 of the Company's Form 10-KSB for the fiscal year ending June 30, 1998.
10.9     Form of Equity Line of Credit Agreement incorporated by reference to
         Exhibit 10.9 of the Company's Form 10-KSB for the
         fiscal year ending June 30, 1998.
10.10    Focus Distribution Agreement (United Kingdom and Ireland).
         Incorporated by reference to the Company'S Form 10-QSB/A filed on April 2, 1999.
10.11 Focus Distribution Agreement (Benelux countries). Incorporated by reference to the Company's Amendment number 1 to Registration on
         Form S-2, File Number 333-60405.
10.12 Syncor Distribution Agreement. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2,
         File Number 333-60405.
10.14    Consultronix S.A. Distribution Agreement.  Incorporated by reference to the Company's Form 10-KSB/A filed on April 9, 1999.
10.15 Iberadac, S.A. Distribution Agreement. Incorporated by reference to the Company's Form 10-KSB/A filed on April 9, 1999.
10.16 Form of Series I Preferred Stock Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to
         Registration on Form S-2, File Number 333-60405.
10.17    Form of Debenture Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to Registration on
         Form S-2, File Number 333-60405.
10.18 Form of Mortgage. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.19 Form of Series G Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.20    Form of Registration Rights Agreement. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.21 Form of Debenture in the amount of $825,000. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 1999 filed on October 12, 1999.
10.22    Registration  Rights  Agreement  $825,000  Convertible   Debenture.
         Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 1999 filed on October 12, 1999.
10.23 Subscription Agreement $825,000 Convertible Debenture. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 1999 filed on October 12, 1999.
10.24 1999 Equity Incentive Plan. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 1999 filed On
         October 12, 1999.
24.1 Consent of Rebecca J. Del Medico, Esq., opinion for Post-Effective Amendment No. 1 to Registration Statement on Form S-2.
24.2     Consent of Independent Certified Public Accountants.

(B) REPORTS ON FORM 8-K

         None

ITEM 17.  UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                                      II-3

(b) The undersigned registrant hereby undertakes that:

         (i) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deem to be part of the registration statement as of the time it was declared effective.

         (ii) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or Sections 15 (d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets the requirement for filing on Form S-2 and has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida, on the 20th Day of October 1999.


                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                                By:/s/Linda B. Grable
                                   ------------------
                                     Linda B. Grable, Chairman of the Board,
                                     Director, and President.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Dated: October 20, 1999         By:  /s/Linda B. Grable
                                     ------------------
                                     Linda B. Grable, Chairman of the Board
                                     Director and President

Dated: October 20, 1999         By:  /s/Richard J. Grable
                                     --------------------
                                     Richard J. Grable, Director
                                     and Chief Executive Officer

Dated: October 20, 1999         By:  /s/Allan L. Schwartz
                                     --------------------
                                     Allan L. Schwartz, Director
                                     and Executive Vice-President
                                     Chief Financial Officer
                                     (PRINCIPAL ACCOUNTING OFFICER)

                                    EXHIBIT 24.1

                           REBECCA J. DEL MEDICO, ESQ.
                             14 TARA LAKES DR. EAST
                             BOYNTON BEACH, FL 33436

                                OCTOBER 20, 1999


Imaging Diagnostic Systems, Inc.
6531 N.W. 18th Court
Plantation, FL 33313


RE: Post-Effective Amendment No. 1 to Registration Statement on Form S-2
     Commission File No. 33360405


Gentleman:

This opinion is submitted pursuant to applicable rules of the Securities and Exchange Commission with respect to the registration by Imaging Diagnostic Systems, Inc. (the "Company") of an aggregate of 37,085,067 shares of Common Stock, no par value (the "Common Stock") pursuant to a Post-Effective Amendment No. 1 to the Registration Statement on Form S-2.

In my capacity as general counsel to the Company, I have examined the original, certified, conformed, or other copies of the Company's Certificate of Incorporation, Bylaws and corporate minutes provided to me by the Company. In all such examinations, I have assumed the genuineness of all signatures on original documents, and the conformity to originals or certified documents of all copies submitted to me as conformed, Photostat or other copies. In passing upon certain corporate records and documents of the Company, I have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and I express no opinion thereon. Based upon and in reliance of the foregoing, I am of the opinion that the Common Stock has been and the Common Stock, shares underlying the Series B, G, H and I Preferred Stock, the Convertible Debenture and the Warrants will be, upon conversion exercise or issuance, validly issued, fully paid and non-assessable. I hereby consent to the use of this opinion in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-2, as amended, to be filed with the Commission.

/s/Rebecca J. Del Medico
REBECCA J. DEL MEDICO, ESQ.

                                  EXHIBIT 24.2

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We hereby consent to the use in this Post-Effective Amendment No: 1 to Registration Statement on Form S-2 of our report dated August 31, 1999, relating to the financial statements of the Imaging Diagnostic Systems, Inc., and to the reference to our firm under the caption "Experts" in the Prospectus.


                       /S/ MARGOLIES, FINK AND WICHROWSKI

                         Margolies, Fink and Wichrowski


Pompano Beach, Florida
OCTOBER 20, 1999